SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               -------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                                -----------------
                            PRO-FAC COOPERATIVE, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                               ------------------
      NEW YORK                                         16-6036816
 (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                   Identification Number)
                               __________________
                                 90 Linden Oaks
                                  P.O. Box 682
                            Rochester, New York 14603
                                 (716) 383-1850
   (Address, Including Zip Code, and Telephone Number, Including Area Code of
                    Registrant's Principal Executive Offices)
                               ------------------
                                 Earl L. Powers
                 Vice President, Finance and Assistant Treasurer
                           Pro-Fac Cooperative, Inc.
                                 90 Linden Oaks
                           Rochester, New York 14625
                                 (716) 383-1850
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                               ------------------
                                    Copy to:
                             Catherine A. King, Esq.
                           Harris Beach & Wilcox, LLP
                              130 East Main Street
                            Rochester, New York 14604
                                 (716) 232-4440
                               ------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

                         CALCULATION OF REGISTRATION FEE
==============================================================================================================
Title of Each Class of Securities    Amount to be     Proposed Maximum     Proposed Maximum         Amount of
         to be Registered             Registered       Offering Price          Aggregate          Registration
                                                        Per Security        Offering Price            Fee
---------------------------------    -----------      ----------------     ----------------        ----------
Class B common stock                   1,600,000          $5.00             $ 8,000,000              $2,224
--------------------                 -----------           ----             -----------              ------
Special membership interests         $15,000,000            100%            $15,000,000              $4,170
----------------------------         -----------           ----             -----------              ------
==============================================================================================================
                              __________________
The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall  thereafter become  effective  in  accordance  with  Section  8(a) of the Securities Act or until this  Registration  Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus




                            PRO-FAC COOPERATIVE, INC.

                    1,600,000 Shares of Class B Common stock

                    $15,000,000 Special Membership Interests


     We are a New York agricultural cooperative corporation formed in 1960 to process and market crops grown by our members. Membership in Pro-Fac is limited to persons or entities who are actively engaged in the growing of agricultural products, such as cherries, apples, corn and peas. Growers who wish to become members of Pro-Fac are required to purchase shares of our common stock.

     We are offering a combination of up to 1,600,000 shares of our Class B common stock, par value $5.00 per share, and up to $15,000,000 of our special membership interests. The Class B common stock and special membership interests are being offered exclusively to growers who are currently under contract with PF Acquisition II, Inc. to supply crops to it for processing, distribution and sale as processed food products. The grower-offerees were also previously grower-members of Agripac, Inc., which is an Oregon cooperative currently in bankruptcy.

     PF Acquisition is a subsidiary of Pro-Fac. It conducts business under the name "AgriFrozen Foods."

     A grower who subscribes for securities in this offering will receive shares of our Class B common stock and a special membership interest. Shares of our Class B common stock and special membership interests will be issued to growers in consideration for:

          1. their agreement to terminate their rights to cancel their current crop delivery obligations for the 2000 and 2001 growing seasons, and

          2. their consent to AgriFrozen's assignment of their crop delivery agreements to us.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE CLASS B COMMON STOCK AND THE SPECIAL MEMBERSHIP INTERESTS BEING SOLD WITH THIS PROSPECTUS.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is accompanied by a copy of Pro-Fac Cooperative, Inc.'s Annual Report on Form 10-K/A-1 for the year ended June 26, 1999 and Pro-Fac Cooperative, Inc.'s Form 10-Q for the fiscal quarter ended September 25, 1999.



                     This Prospectus is dated November ,1999

                                TABLE OF CONTENTS

                                                              Page

Prospectus Summary                                              3
Risk Factors                                                    9
Where You Can Find More Information                            17
Forward-Looking Information                                    18
Use of Proceeds                                                19
Determination of Offering Price                                19
Plan of Distribution                                           19
AgriFrozen                                                     21
Business of Pro-Fac                                            30
Description of Pro-Fac Securities                              37
Experts                                                        42


                              ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the Class B common stock or special membership interests or soliciting offers to purchase the Class B common stock or special membership interests in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

     Unless otherwise indicated, references in this prospectus to "Pro-Fac," "we," "our," and "us" refer to Pro-Fac Cooperative, Inc., a New York agricultural cooperative formed in 1960, together with its subsidiaries Agrilink and AgriFrozen. References in this prospectus to our fiscal year refer to the 12-month period ended the last Saturday of June of that year.

     This prospectus includes trademarks, trade names and service marks of Pro-Fac.

     Our principal executive offices are located at 90 Linden Oaks, Rochester, New York 14625. Our telephone number is 716-383-1850.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Pro-Fac and the securities being sold in this offering and our audited consolidated financial statements incorporated by reference in this prospectus from our Form 10-KA/1 for the year ended June 26, 1999 and our unaudited consolidated financial statements from our Form 10-Q for the first fiscal quarter ended September 25, 1999.

                                     Pro-Fac

     As an agricultural cooperative, we process and market crops grown by our members. Our crops include fruits, such as cherries, apples, blueberries, peaches and plums, vegetables, such as snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn. Only growers of crops marketed through us, or associations of such growers, can become members. Growers become members of Pro-Fac by purchasing shares of our common stock. You cannot be a member unless you own shares of our common stock.

     Our membership is divided into two separate classes. Members owning shares of our Class A common stock are our Class A members, and members owning shares of our Class B common stock are our Class B members. Our Class A members are our current members who deliver raw product for sale and processing at the facilities of Agrilink Foods, Inc., which is our wholly owned subsidiary. We currently have approximately 645 Class A members, consisting of individual growers or of associations of growers, located principally in the states of New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida and Georgia.

     Our Class B members will be established through the issuance of our Class B common stock in this offering. Our Class B members will be those members who deliver raw product for sale and processing at AgriFrozen's facilities. Currently, potential Class B members grow crops for delivery directly to AgriFrozen. These growers are located in the states of Oregon and Washington.

     AgriFrozen has entered into general marketing agreements and crop delivery agreements with certain of the prior member-growers of Agripac - including you, an offeree in this prospectus - to supply it with crops for processing at AgriFrozen's facilities. Under the terms of the general marketing and crop agreements, you have agreed to supply AgriFrozen with specified quantities and types of crops for the 1999, 2000 and 2001 growing seasons. The current terms of the general marketing and crop delivery agreements permit you to terminate your agreement to supply crops to AgriFrozen after fulfillment of your obligations to AgriFrozen for the 1999 growing season.

     In order for us to obtain a reliable and long term source of supply for crops, we are prepared to issue to each grower, who is currently under contract to deliver crops to AgriFrozen, shares of our Class B common stock and special membership interests. We will issue shares of Class B common stock and a special membership interest to you, in consideration for your consent to AgriFrozen's assignment of your general marketing and crop delivery agreements to us and your agreement to terminate your right to cancel your crop delivery agreements after the 1999 growing season.

IMPORTANT CONSIDERATIONS. Terms and characteristics of our Class B common stock and special membership interests.

     We have set forth below some terms and characteristics of our Class B Common stock and the special membership interests which are discussed in greater detail throughout this prospectus:

          AgriFrozen is a new venture. Its operations commenced in February 1999. Accordingly, it has no significant operating history. Although the information contained in this prospectus about us and Agrilink is useful for purposes of evaluating our and Agrilink's experience and results of operations, AgriFrozen's results of operations will not be derived from and will be independent of the operations of Pro-Fac or Agrilink. Any and all income distributable to Class B members will be derived solely from the operations of AgriFrozen. See "Risk Factors" and "Description of Pro-Fac and its Subsidiaries."

          AgriFrozen's credit facilities expressly recognize and acknowledge our right to transfer or abandon our ownership interest in AgriFrozen until June 29, 2002. This date can be extended upon the approval of AgriFrozen's lenders. Moreover, and notwithstanding the express recognition of our right under AgriFrozen's financing facilities, our act of transferring our entire ownership interest in AgriFrozen is an event of default under those facilities. See "Risk Factors" and "Description of AgriFrozen's Indebtedness."

          The Class B common stock and special membership interests are subject to repurchase by us at a nominal price. Under the subscription agreement you will execute to obtain shares of Class B common stock and special membership interests in this offering, you agree that we can repurchase all of our Class B common stock and the special membership interest owned by you for a total consideration of $5.00. This repurchase right is only exercisable in the event:

               (a) we exercise our right to repurchase within 180 days after we abandon or transfer our ownership interest in AgriFrozen; and

               (b) we repurchase all of our Class B common stock and special membership interests.

          Our repurchase right continues until at least June 29, 2002, and our board of directors has the right, with the approval of AgriFrozen's lenders, to extend this right beyond that date without notice to you. See "Risk Factors," "Description of AgriFrozen Indebtedness," "Business of Pro-Fac and its Subsidiaries" and "Description of Pro-Fac Securities."

          In the event we exercise our right to abandon or transfer our ownership interest in AgriFrozen we can, and it is expected that we will, repurchase all of our Class B common stock and special membership interests solely and exclusively in consideration for $5.00 per Class B member. See "Risk Factors," "Description of AgriFrozen Indebtedness," "Business of Pro-Fac and its Subsidiaries" and "Description of Pro-Fac Securities."

          In the event of a liquidation, dissolution or winding up of Pro-Fac, after payment of our creditors and the holders of our preferred stock and retains, the holders of our Class A Common stock would be paid the par value of their shares of common stock, then the face value of the special membership interests would be paid and then the holders of our

          Class B Common  stock  would be paid the par value of their  shares of
          common  stock.   See  "Risk  Factors"  and   "Description  of  Pro-Fac
          Securities."

          The Class A Common stock and the Class B Common stock may not receive the same amount of dividend payments. Moreover, our board of directors may declare and pay dividends on our Class A Common stock and not on our Class B Common stock. See "Description of Pro-Fac Securities."

          Special membership interests have no voting or dividend rights and bear no interest. See "Description of Pro-Fac Securities."

          The holders of Class B Common stock and the holders of Class A Common stock will not participate in the same patronage pool. The holders of Class B Common stock will not share in the patronage income generated by Agrilink and our Class A members. Similarly, the holders of our Class A Common stock will not share in the patronage income generated by AgriFrozen and our Class B members. See "Risk Factors," "Business of Pro-Fac and its Subsidiaries" and "Description of Pro-Fac Securities."

          Crops supplied by holders of Class B Common stock will be processed at
          AgriFrozen's   facilities.   See   "Business   of   Pro-Fac   and  its
          Subsidiaries."

AgriFrozen.

     AgriFrozen is a start-up company. It was incorporated in January 1999 under the corporation laws of New York State and commenced operations in February 1999. We own 100% of AgriFrozen's common stock. PFA Northwest Growers Cooperative Inc., a newly formed Oregon cooperative, owns 100% of AgriFrozen's preferred stock. The preferred stock has no voting rights except to the extent required by law. AgriFrozen was formed to acquire substantially all of the assets of Agripac related to its frozen vegetable processing business.

     On January 4, 1999, Agripac voluntarily filed for bankruptcy in the United States Bankruptcy Court for the District of Oregon. On January 22, 1999, Agripac, as a debtor still in-possession of its assets and operator of its business requested that the bankruptcy court approve its sale of substantially all of its assets relating to its frozen vegetable processing business to AgriFrozen. The bankruptcy court approved the sale on February 18, 1999.

     On February 23, 1999, AgriFrozen purchased Agripac's frozen vegetable processing business. In order to finance the acquisition AgriFrozen obtained financing from CoBank, ACB under the credit facilities. The CoBank financing consists of:

          a credit facility consisting of a term loan facility of $30.0 million and a revolving credit facility of $55.0 million for fiscal 2000 and $50.0 million for each year thereafter, and a $12.0 million subordinated promissory note.

     The net purchase price for the frozen vegetable processing business was $80.5 million, including expenditures of $7.8 million, consisting of cash payments of approximately $6.4 million to obtain grower contracts from former Agripac member-growers, and transaction expenses and miscellaneous costs totaling $1.4 million. AgriFrozen also expects to pay severance costs of approximately $1.2 million.

     In order to pay the total acquisition price, AgriFrozen:

          borrowed $30.0 million under the term loan facility,

          borrowed a total of $36.9 million under the revolving credit facility, and issued the $12.0 million subordinated promissory note.

The balance of the total acquisition price, $8.0 million, was paid by AgriFrozen from the sale of shares of its preferred stock to PFA Northwest Growers Cooperative, Inc. Of the $36.9 million borrowed under the revolving credit facility, $6.4 million was held in escrow until the final purchase price was agreed to. The $6.4 million was returned to AgriFrozen in July 1999 and was applied against the amount outstanding under its revolving credit facility.

     AgriFrozen granted a security interest in substantially all of its assets as security for the CoBank credit facility and the subordinated promissory note. Neither we nor Agrilink guaranteed the debts of AgriFrozen or otherwise pledged any of our respective properties as security for the CoBank financing. In fact, all of AgriFrozen's indebtedness is expressly without recourse to us and Agrilink.

     We have entered into a marketing and facilitation agreement with AgriFrozen. Under this agreement, we have agreed to sell the crops of our Class B members to AgriFrozen at their commercial market value ("CMV") for processing and distribution by AgriFrozen. AgriFrozen has agreed to pay us the CMV of those crops, less any losses incurred on products processed using our Class B members' crops. We will distribute to our Class B members payments received from AgriFrozen for our Class B members' crops. The commercial market value of a crop or its CMV is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under pre-season contracts or in the open market in the same or similar market areas.

     AgriFrozen has also entered into an administrative services agreement with Agrilink, pursuant to which Agrilink provides AgriFrozen with certain management consulting and administrative services.

Agrilink.

     We are the parent of Agrilink Foods, Inc., a New York corporation formed in 1961. Agrilink is a producer and marketer of processed food products. It has four primary product lines including vegetables, fruits, snacks and canned meals. The vegetable product line consists of canned and frozen vegetables, chili beans, pickles and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Freshlike, Veg-All, McKenzies, Brooks Chili Beans, Farman's, and Nalley. The fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. The snack product line consists of potato chips, popcorn and other corn-based snack items. Branded products within the snack category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. The canned meal product line includes canned meat products such as chilies, stews, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. All other product lines primarily represent salad dressings. Branded products within this category include Bernstein's and Nalley. Agrilink also sells its products to supermarkets, warehouse clubs and mass merchandisers under private labels and to food service institutions such as restaurants, caterers, bakeries and schools. Agrilink operates 28 processing facilities located throughout the United States and one facility in Mexico. These processing facilities provide Agrilink with access to diverse sources of raw agricultural products. Agrilink distributes its finished products to over 13,000 customer distribution points through a nationwide network of distribution centers and food brokers.

     In 1994, we entered into a marketing and facilitation agreement with Agrilink. Under that agreement, we supply Agrilink with crops and provide additional financing to Agrilink, Agrilink provides us with marketing and management services and we share in Agrilink's profits or losses.

     The Acquisition of Dean Foods Vegetable Company

     On September 24, 1998, Agrilink acquired the frozen and canned vegetable business of Dean Foods Company, by acquiring from Dean Foods all the outstanding capital stock of Dean Foods Vegetable Company and Birds Eye de Mexico SA de CV. DFVC was a vegetable processor selling its products under brand names, such as Birds Eye, Freshlike and Veg-All, and private labels. In connection with the acquisition of DFVC, Agrilink sold its aseptic business to Dean Foods. The aseptic business produced primarily dairy products, such as puddings and cheese sauces. In addition to transferring its aseptic business, Agrilink paid Dean Foods $360.0 million in cash and issued to Dean Foods a $30.0 million unsecured subordinated promissory note due November 22, 2008, as consideration for the acquisition of DFVC. In connection with the acquisition of DFVC, Agrilink reserved the right to require Dean Foods, in consideration for the payment of an additional $13.2 million, to treat the acquisition of DFVC as an asset sale for tax purposes under Section 338(h)(10) of the Internal Revenue Code. Agrilink exercised that right on April 15, 1999 and paid Dean Foods $13.2 million.

     Immediately following the acquisition of DFVC, Dean Foods Vegetable Company was merged into Agrilink. We believe that the acquisition of DFVC strengthens Agrilink's competitive position by enhancing its brand recognition and market position, providing opportunities for cost savings and operating efficiencies, and increasing Agrilink's product and geographic diversification.

     The Refinancing

     Concurrently with the acquisition of DFVC, Agrilink refinanced its then-existing indebtedness, which included $160.0 million of its senior subordinated notes having an interest rate of 12 1/4% per year and maturing in the year 2005, which we refer to as Agrilink's old notes, and its then-existing bank debt. As part of its refinancing, Agrilink purchased substantially all its old notes for an aggregate amount of approximately $184.0 million, including accrued interest of $2.9 million, terminated its old credit facility and repaid $176.5 million of indebtedness that had been outstanding under that facility.

     In order to finance the acquisition of DFVC, the subsequent merger of DFVC into Agrilink, the refinancing of Agrilink's then-existing indebtedness, and pay related fees and expenses, Agrilink:

          entered into and borrowed from a new credit facility, consisting of a $455.0 million term loan facility and a $200.0 million revolving credit facility;

          entered into and borrowed from a $200.0 million bridge loan facility; and

          issued the $30.0 million subordinated promissory note to Dean Foods.

     Agrilink repaid the $200.0 million bridge loan facility on November 18, 1998 with the proceeds of an offering of $200.0 million of new senior subordinated notes having an interest rate of 11 7/8% per year and maturing in the year 2008. These "initial" notes were later exchanged for notes that were substantially identical to the initial notes, except that the new notes are freely transferable. We refer to the notes issued in exchange for all of the initial notes as the "new notes."

     We have guaranteed Agrilink's obligations under the new credit facility, the subordinated promissory note to Dean Foods Company and its new notes.

Recent Developments

     Agrilink recently announced the sale of its Midwest private label canned vegetable business to Seneca Foods Corporation. The sale was effective as of November 8, 1999. The assets acquired by Seneca included Agrilink's Arlington, Minnesota facility.

     Agrilink also recently announced that it had signed a letter of intent with Del Monte Foods, San Francisco, pursuant to which Del Monte would acquire Agrilink's Cambria, Wisconsin facility. This transaction does not include Agrilink's branded canned vegetables, Veg-All and Freshlike.

                                  RISK FACTORS

     Before you invest in our Class B common stock and special membership interests, you should be aware that there are various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus, incorporated by reference in this prospectus, and filed as exhibits to our registration statement before you decide to purchase shares of our Class B common stock or special membership interests.

     AgriFrozen is a new venture with no meaningful operating history.

     AgriFrozen was incorporated in January 1999. It began its operations on February 23, 1999. In order to transition from a start-up entity to an operating company, AgriFrozen must generate revenues from product sales with sufficient gross profit margins to cover AgriFrozen's operating expenses and debt costs. AgriFrozen's success will also depend upon the ability of its management to implement AgriFrozen's business strategies, including maintaining relatively low administration costs and achieving planned manufacturing savings. The payment of CMV and patronage proceeds to our Class B members will be dependent upon AgriFrozen's ability to operate profitably. No assurance can be given that AgriFrozen will be able to transition from a start-up company to a profitable operating entity. See "Business of Pro-Fac."

     Patronage income distributed to our Class B members will be derived exclusively from AgriFrozen's operations.

     Our members participate in two separate and distinct pools: (a) the Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members. A Class A member is a producer and supplier of raw products to us for processing at facilities of Agrilink. A Class B member is a producer and supplier of raw products to us for processing at facilities of AgriFrozen. A member's share of patronage proceeds will be determined within the particular membership pool the member is assigned. All income from patronage sources and related expenses will be allocated to either the Class A member pool or the Class B member pool. Members in the Class B member pool will not have any right to participate in patronage income generated by growers in the Class A member pool. Similarly, members in the Class A member pool will not have any right to participate in patronage income generated by growers in the Class B member pool. See "Business of Pro-Fac."

     Until at least June 29, 2002 we can repurchase all shares of Class B common stock and special membership interests for a nominal price.

     As is described and expressly reserved to us in the subscription agreement you will sign to subscribe for shares of Class B common stock and special membership interests, we can repurchase all of your shares of Class B common stock and your special membership Interest for a total purchase price of $5.00. We have this repurchase right until at least June 29, 2002. This right may be extended beyond June 29, 2002 without notice to you. See "Business of Pro-Fac."

     A member's share of proceeds may be less than CMV and may be less than proceeds paid to members of the Class A members' patronage pool.

     Payment for crops is based upon the CMV of the crops supplied to us by our members. There is no relationship, however, between the CMV of crops and AgriFrozen's cost of producing such crops, since CMV is determined by supply and demand in the marketplace. Under our marketing and facilitation agreement with AgriFrozen, if AgriFrozen experiences a loss on products processed from crops supplied by our Class B members, this loss will be deducted from the CMV AgriFrozen would otherwise pay to us for distribution to our Class B members. AgriFrozen's ability to pay us the CMV of crops supplied by our Class B members will depend upon the overall profitability of AgriFrozen. There can be no assurance that AgriFrozen will be able to pay the CMV of our Class B members' crops.

     Moreover, there can be no assurance that proceeds paid by us to our Class B members for their crops will be equal to or greater than proceeds paid to our Class A members, since the total proceeds payable to us for our Class A members' crops is dependent upon the overall profitability of Agrilink. See "Business of Pro-Fac."

     We own 100% of the voting stock of AgriFrozen.

     We own 100% of AgriFrozen's common stock. All voting power is vested exclusively in the holders of AgriFrozen's common stock. The only voting rights the holders of AgriFrozen's preferred stock have are those required by law, which essentially means that if AgriFrozen wants to change its certificate of incorporation in a way that would materially and adversely affect the holders of its preferred stock, then AgriFrozen would have to obtain the approval of at least 2/3 of the outstanding shares of its preferred stock. This means that we have the effective ability to elect all of AgriFrozen's directors and determine the outcome of practically all matters submitted to a vote of AgriFrozen's stockholders. See "AgriFrozen."

     Dividends  payable  to  AgriFrozen's   preferred  stockholder  will  reduce
AgriFrozen's earnings and, thereby reduce the amount of patronage proceeds, if any, distributable to our Class B members.

     Beginning in fiscal 2010 the holder of AgriFrozen's preferred stock will be entitled to receive cumulative, cash dividends, if and when declared by AgriFrozen's board of directors, in an amount equal to $35 per share. Any payment of dividends will reduce the amount of patronage proceeds, if any, distributable to our Class B members.

     Our Class B common stock is subordinated in liquidation.

     Under our restated certificate of incorporation and bylaws, in the event of our liquidation, dissolution or winding-up, the holders of Class B common stock will not be entitled to be paid unless and until all the holders of our retains, preferred stock, Class A common stock and special membership interests have been paid in full. See "Description of Pro-Fac Securities."

     Our Class B common stock has potentially different dividend rights than our Class A common stock.

     Our restated certificate of incorporation provides that our board of directors may declare and pay dividends on our Class A common stock and not declare or pay dividends on our Class B common stock. Moreover, our board of directors is permitted to pay the holders of Class A common stock and Class B common stock different dividends amounts.

     Holders of our common stock receive only one vote regardless of the number of shares owned.

     Each of our members has one vote, regardless of the number of shares of common stock held. If two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Therefore, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which our members may vote. See "Description of Pro-Fac Securities."

     Possible discontinuance of crops; no redemption of Class B common stock until termination of our repurchase right.

     We continuously review the ability of our members to produce high-quality crops. Based on our evaluations, we may determine to stop marketing, in whole or in part, a particular crop and terminate or reduce the crops deliverable under the crop delivery agreements of our members producing that crop for sale through us. The Class B members affected would be required to sell all of their shares of Class B common stock supporting that portion of the crop to us for cash at its par value, which is $5.00 per share, plus any declared but unpaid dividends. However, we have no intention of redeeming shares of Class B common stock so long as our right to repurchase your equity interests in Pro-Fac is outstanding. If we exercise our repurchase right, we will only be required to pay a total of $5.00 to each Class B member to exercise our right. In such an event you will not receive the $5.00 per share par value for your shares. Assuming we do not exercise our right to repurchase, a Class B member could be inactive for an extended period of time without a readily available market for his shares.

     We may also adjust the quantity of a crop to be marketed for our members. This adjustment may be temporary or permanent. Permanent increases in the quantity of a crop to be marketed would involve the purchase of additional shares of common stock, and permanent decreases would involve the sale of shares of common stock, by members of the particular pool affected or the associated growers of such pool.

     Although it is not currently uncommon for Class A members to be temporarily inactive, it would be uncommon if we were to require a permanently inactive member or a member whose quantity of crop deliveries has been permanently reduced to maintain his common stock ownership for an extended period of time. This may be the case with our Class B members if, at the time of the permanent reduction, our repurchase right has not terminated. See "Business of Pro-Fac."

     AgriFrozen's   substantial   leverage  and  financing   restrictions  could
adversely  affect  AgriFrozen's   operations  and  place  it  in  a  competitive
disadvantage.

     AgriFrozen is highly leveraged. In order to finance the acquisition of Agripac's frozen vegetable processing business, AgriFrozen incurred $78.9 million of bank debt. Moreover, the CoBank credit facility contains covenants imposing a number of operating and financial restrictions on AgriFrozen's business. AgriFrozen's indebtedness and the operational and financial restrictions imposed on its operations under the CoBank credit facility may have important consequences, including the following:

     1. AgriFrozen's ability to obtain additional financing for working capital needs, including seasonal working capital, capital expenditures, general corporate purposes or other purposes, may be impaired. For example, the CoBank credit facilities:

          (a)  limit AgriFrozen's ability to:

                    make capital expenditures, which might include improvements to its facilities or acquisitions of machinery,

                    incur additional indebtedness,

                    incur or maintain liens,

                    enter into transactions with affiliates or unrelated third parties,

                    incur  administrative  expenses,  and
                    merge, consolidate or sell substantially all of its assets; and

          (b)  require AgriFrozen to maintain specified levels with regard to:

                    its EBITDA, which is defined in the CoBank credit facility as AgriFrozen's pre-tax income or loss, excluding one time gains or losses and extraordinary items, plus interest expense, depreciation and amortization, and its leverage ratio, which is the extent of AgriFrozen's debt obligations in relation to its cash flow to service those obligations.

     2. AgriFrozen is more highly leveraged than several of its competitors. As a result, it must devote a greater percentage of its cash flow to the payment of debt, rather than reinvestment into its business, when compared to its competitors. This may place AgriFrozen at a competitive disadvantage.

     For these reasons, AgriFrozen's substantial degree of indebtedness may limit its flexibility in planning for or reacting to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or in its business. See "AgriFrozen."

     AgriFrozen's ability to service its indebtedness could affect its ability to pay CMV.

     AgriFrozen's interest liability under the CoBank revolving credit facility and term loan facility is capped at $5.5 million per fiscal year.
Notwithstanding this fact, Agrilink must service its debt obligations. AgriFrozen's ability to make interest payments under the CoBank credit facility will depend on AgriFrozen's future operating performance. Interest expense is included in determining AgriFrozen's earnings or losses on products processed from crops supplied by our Class B members. Losses on Pro-Fac products will be deducted from CMV otherwise payable to us for distribution to our Class B members. There can be no assurance that AgriFrozen's business will generate cash flow at levels sufficient to meet its debt service requirements and still have cash flow to pay CMV.

     In addition, in the event AgriFrozen is unable to generate sufficient cash flow from operations to service its debt obligations and to meet other cash requirements, it may be required to sell assets, reduce capital expenditures, or obtain additional financing. There can be no assurance that any such asset sales would be possible or that any additional financing would be available, if at all, on terms acceptable to AgriFrozen. Factors which could affect AgriFrozen's access to the capital markets, or the cost of such capital, include:

          Pro-Fac's and Agrilink's refusal and/or inability to guarantee or secure any indebtedness of AgriFrozen;

          changes in interest rates;

          general economic conditions; and

          its results of operations, leverage, financial condition and business prospects. See "AgriFrozen."

     Delayed payments for crops.

     Our members receive delayed payment of a portion of the purchase price for their crops. This delay may exceed the industry average in some instances. For instance, we have historically paid the final 25% of CMV by July 15 of the year immediately following the year of delivery. See "Business of Pro-Fac."

     Our members must include as taxable income proceeds for which they have not received any cash payment.

     A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business, which is member related business, paid to him in cash and allocated to his account as qualified retains. As a result, a member is required to declare as income the value of the qualified retains allocated to him even though he has not received an actual cash payment or distribution equal to that amount. Non-qualified retains are included in a member's taxable income only when they are redeemed. See "Business of Pro-Fac."

     The transferability of Class B common stock is severely restricted.

     The Class B common stock may only be transferred to us and, with our consent, to other Class B members. Until the expiration of our right to repurchase all our Class B common stock and special membership interests, we have no intention of redeeming our Class B common stock in the event a Class B member desires to stop growing crops or desires to decrease the quantity of crops grown. Therefore, while Class A members who desire to stop growing crops or who desire to decrease the quantity of crops to be delivered to us will have us as a source to purchase their Class A common stock, until termination of our repurchase right, Class B members will only have other Class B members as potential purchasers of their shares.

     The transferability of special membership interests is severely restricted.

     The special membership interests are non-transferable without our prior approval. They do not bear interest and have no dividend rights. You may not be able to sell your special membership interest in the event you are ever in need of an immediate source of cash. Moreover, you may not be able to pledge your special membership interest as collateral for loans.

     The non-qualified retains are not transferable and you have limited liquidity.

     Non-qualified retains are non-transferable. They do not bear interest and have no dividend rights. As with the special membership interests, you may not be able to readily sell your non-qualified retains for cash, or pledge your non-qualified retains as collateral for loans.

     We have the ability to change our treatment of retains.

     Every year our board of directors determines whether to redeem our retains, and, if so, the amount of retains that should be redeemed. Historically, we have redeemed our qualified retains for shares of our Class A cumulative preferred stock, and our non-qualified retains for our Class A cumulative preferred stock and cash.

     Historically, our board of directors has redeemed retains, qualified and non-qualified, five years after issuance. This policy is subject to change in the discretion of our board of directors. Our board could, for example, increase the number of years the retains must be held before they are redeemed or our board could decide to redeem the retains for cash only, for shares of our Class A cumulative preferred stock or shares of some other authorized class of our capital stock, some other form of consideration, or for some combination of cash and securities.

     Shortages or oversupplies of raw product due to seasonality and other factors could result in reduced profitability.

     We and our members are subject to all the risks generally associated with the production and marketing of agricultural commodities. The production of agricultural products is predominantly seasonal. The frozen vegetable processing business can be positively or negatively affected by national weather conditions because of the weather's effect on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. Oversupply typically will result in depressed selling prices and reduced profitability on products produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. Shortages typically result in higher selling prices and increased profitability for products; however, shortages could result in supplies being insufficient to meet our requirements. Although the overall national supply situation controls pricing, the supply can differ regionally because of variations in weather.

     Risks of the food industry, including changes in consumer preferences and distribution channels could adversely affect our business.

     Food processors are subject to risks of:

          adverse changes in general economic conditions;

          evolving consumer preferences and nutritional and health related concerns;

          changes in food distribution channels and increasing buying power of large supermarket chains, warehouse clubs, mass merchandisers, supercenters and other retail outlets that tend to resist price increases and have stringent inventory and management requirements;

          federal, state and local food processing controls;

          consumer product liability claims; and

          risks of product tampering.

Product liability claims or product recalls could adversely affect our business.

     The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to its products. There can be no assurances that product liability claims will not be asserted against us in the future, or that any claims that are made will not create adverse publicity that will have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations.

Competition in food processing industry.

     The products of AgriFrozen, including those processed from crops supplied by us, compete with those of national and major regional food processors under highly competitive conditions. Many national manufacturers have substantially greater resources than AgriFrozen. As a result, these national manufacturers may be able to afford to update their processing facilities with new and more efficient equipment more often then AgriFrozen and may be able to spend more money on advertising and marketing their products than AgriFrozen.

     It is anticipated that AgriFrozen will purchase all of its requirements for nonagricultural products, such as containers, on the open market. Although it is not expected that AgriFrozen will experience any difficulty in obtaining adequate supplies of these nonagricultural items, occasional periods of short supply of certain materials could occur which could have a material adverse effect on the AgriFrozen's business, financial condition and results of operations.

Environmental risks; compliance with environmental laws.

     AgriFrozen. AgriFrozen's purchase of Agripac's frozen vegetable processing business in a bankruptcy proceeding may not have extinguished certain liabilities of the business, including environmental liabilities. As part of AgriFrozen's acquisition of Agripac's frozen vegetable processing business, CoBank agreed to provide AgriFrozen with a total of $4.0 million to fund environmental remediation expenses. Phase I environmental audits were performed on the facilities acquired from Agripac, including leased properties. A number of environmental conditions requiring remedial action have been identified, but we believe that the total cost to remediate those conditions will not exceed the $4.0 million to be paid by CoBank. There can be no assurance, however, that additional environmental liabilities do not exist, or that the $4.0 million of environmental remediation credit will be sufficient to cover all the remedial costs that may be associated with any environmental clean-up activities required at such facilities. Environmental liabilities could cause AgriFrozen to incur significant expenses for remediation or clean-up regardless of fault. Such liabilities could have a material adverse effect on AgriFrozen's business, financial condition and results of operations.

     In addition, we are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations govern the disposal of solid and liquid waste material, which results from the preparation and processing of foods, and emissions into the atmosphere, including odors inherent in the heating of foods during preparation. These environmental laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing, as well as for the construction, operation and closure of waste treatment and related facilities. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or whether new environmental conditions may be found to exist. Enactment of more stringent laws or regulations, more strict interpretation of existing laws and regulations or identification of new conditions may require additional expenditures by us, which expenditures could have a material adverse effect on our business, financial condition and results of operations.

     Pro-Fac. As a stockholder of AgriFrozen, third-parties may seek to hold us responsible for the environmental liabilities of AgriFrozen's facilities. Although we do not believe that there would be any basis for such a claim, we may be required to expend resources defending such a claim.

Year 2000 technology problems could cause business interruptions.

     Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including Pro-Fac and our customers and suppliers, may need to upgrade their systems to comply with applicable year 2000 requirements.

     Because we, our customers and suppliers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could have a material adverse effect on our business, financial condition or results of operations.

We are the guarantor of Agrilink's indebtedness.

     We do not have any independent operations or any significant assets other than the capital stock of Agrilink and AgriFrozen. We are dependent upon the receipt of payments under our marketing and facilitation agreements with Agrilink and AgriFrozen, and upon the receipt of dividends or other distributions from Agrilink and AgriFrozen to fund our obligations, including our obligations under our guarantees with respect to Agrilink's indebtedness under its new credit facility, the Dean Foods subordinated promissory note and Agrilink's new notes.

     Restrictions imposed by terms of Agrilink's indebtedness could adversely affect our operating flexibility and default could impair our operations.

     Agrilink is highly leveraged and has significant debt service requirements. At June 26, 1999, Agrilink had $677 million of indebtedness outstanding, not including borrowings under its $200 million revolving credit facility. At June 26, 1999, Agrilink had $18.9 million of indebtedness outstanding under its revolving credit facility, representing seasonal working capital borrowings, and it had issued $16.2 million of letters of credit under its revolving credit facility.

     Agrilink's  credit  facility  contains   covenants  imposing  a  number  of
significant operating and financing restrictions on our business, as well as Agrilink's business. These covenants, among other things, limit our ability to:

          incur additional indebtedness;

          incur or maintain liens;

          pay dividends or other distributions;

          redeem our capital stock;

          make other restricted payments;

          enter into transactions with affiliates;

          sell or dispose of assets; and

          merge, consolidate or sell all or substantially all of our assets.

     In addition, we are required under Agrilink's credit facility to maintain specified levels with regard to EBITDA, interest coverage, fixed charges coverage, leverage and net worth. These provisions could negatively affect our ability to react to changes in market conditions or to take advantage of business opportunities we believe to be desirable.

     Our or Agrilink's failure to comply with these provisions in Agrilink's credit facility would result in a default thereunder.

     In addition, a substantial portion of Agrilink's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, reducing funds available to Agrilink for operations, capital expenditures, or other purposes. For example:

          Agrilink must make interest payments on its new notes in the amount of approximately $23.8 million each year;

          Agrilink is required to make interest payments under the new credit facility of approximately $40.4 million each year under the term loan facility and approximately $81,000 per $1 million borrowed under the revolving credit facility, assuming its interest rates do not change;

          Agrilink is required to make annual principal payments under the new credit facility in amounts of: $8.3 million in fiscal 2000, $10.8 million in each of fiscal 2001, 2002 and 2003, $11.1 million in fiscal 2004, $195.3 million in fiscal 2005 and $199.5 million in fiscal 2006. Agrilink would not presently be able to make the payments due in fiscal 2005 or 2006 out of its current cash flow and may be unable to pay these principal amounts when they become due unless Agrilink is able to refinance indebtedness; and

          Certain of Agrilink's loans under the new credit facility have variable or floating rate interest. Of the $446.6 million principal amount of loans outstanding at June 26, 1999 under Agrilink's term loan facility, Agrilink has effectively fixed the applicable interest rates for $250 million of such loans for three years through interest rate hedges. Accordingly, Agrilink remains vulnerable to increases in interest rates, and correspondingly, increases in its interest costs, for the unfixed portion of the interest due for this floating rate debt.

     A default under Agrilink's credit facility would allow the lenders to terminate their loan commitments under Agrilink's revolving credit facility. In addition, Agrilink's creditors under its credit facility could require acceleration of the payment of principal and interest on those loans upon the occurrence of a default, causing all amounts owed under Agrilink's credit facility to be immediately due and payable. If Agrilink is unable to repay its indebtedness under its credit facility, the lenders could enforce our guaranty and require us to pay Agrilink's indebtedness. Because we have no independent operations, it is unlikely that we would be able to pay such debt. In addition, because of Agrilink's indebtedness, on a consolidated basis, we are more highly leveraged than several of our competitors. As a result, our ability to react to changing market conditions may be limited, our ability to withstand competitive pressures may be inhibited and we may be more vulnerable to a downturn in general economic conditions or in our business.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act registering, the Class B Common stock and special membership interests. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Also, any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

     We and Agrilink are required to file periodic reports and other information with the SEC under the Securities Exchange Act. Accordingly, we and Agrilink file reports and other information with the Commission.

     You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we may file, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC`s Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of the duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the

SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our and Agrilink's SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     The SEC allows us to "incorporate by reference" information we have filed with it, which means that we can disclose important information to you by referring you to those previously filed documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus, and later information filed with the SEC will update and supersede this information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

          Our Annual  Report on Form  10-K/A-1 for the year ended June 26, 1999;
          and

          Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 1999.


     A copy of our Annual Report on Form 10-K/A-1 for the fiscal year ended June 26, 1999 and a copy of our Quarterly Report on Form 10-Q for the first fiscal quarter ended September 25, 1999 are being delivered with this prospectus. The above filings are also available at the SEC's offices and Internet site described above. The filing is also available to you, without charge, directly from us. You may request a copy of the filing by writing or telephoning us at the following address: Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New York 14603, Attention: Vice-President-Communications; telephone:
(716) 383-1850.

                           FORWARD-LOOKING INFORMATION

     This prospectus, together with the annual report on Form 10-K/A-1 and the quarterly report on Form 10-Q incorporated into this prospectus, contain forward-looking statements, which are not statements of historical facts. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. The forward-looking statements include, among other things, our expectations and estimates about AgriFrozen's business operations, strategies and future financial performance.

     The forward-looking statements are subject to risks, uncertainties and assumptions about us, AgriFrozen and Agrilink and about the future, and could prove to be wrong. Important factors that could cause actual results to differ materially from our expectations are discussed in this prospectus, including the forward-looking statements included in this prospectus and under "Risk Factors." Among the factors that could impact our ability to achieve our goals and, in particular, AgriFrozen's ability to achieve its goals are:

          AgriFrozen's ability to successfully transition from a start-up company to an operating company;

          AgriFrozen's ability to service its indebtedness;

          the impact of strong competition in the food industry; and

          the impact of weather on the volume and quality of raw products.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                                 USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of our Class B common stock or special membership interests.

                         DETERMINATION OF OFFERING PRICE

     As is described below, the number of shares of Class B common stock issued to a particular grower will be based on the quantity and type of crop the grower has committed to deliver to AgriFrozen, as outlined in the grower's crop delivery agreements with AgriFrozen for the 2000 and 2001 growing seasons. The value of a grower's special membership interest will be determined based on a percentage of the particular grower's historic equity interest in Agripac. Our board of directors has determined, in consideration of our right to repurchase all of our Class B common stock and special membership interests for a total consideration of $5.00 per Class B member, that the value to us of the commitments of the prior member-growers of Agripac to deliver crops for the 2000 and 2001 growing seasons, insuring us a continuous supply of raw product for those growing seasons, and to agree to the assignment of their general marketing agreements and crop delivery agreements by AgriFrozen, is $16.0 million.

                              PLAN OF DISTRIBUTION

The Offering.

     We are offering shares of our Class B common stock and special membership interests exclusively to growers who are currently under contract with AgriFrozen to deliver certain quantities and types of crops for the 1999, 2000 and 2001 growing seasons. These growers were previously member-growers of Agripac.

     Subscribers of our Class B common stock will become Class B members of Pro-Fac. As consideration for our issuance of shares of our Class B common stock to a particular grower, the grower will be required to consent to the assignment by AgriFrozen of his crop delivery agreements to us and agree to the termination of his right to cancel his crop delivery obligations for the 2000 and 2001 growing seasons. The number of shares of Class B common stock issuable to a grower will be based upon the quantity and type of crop the grower currently is committed to supply to AgriFrozen.

     In addition to shares of Class B common stock, a subscriber-grower will be issued a special membership interest. The value of the special membership interests issued to the subscriber-grower will be determined based on approximately 58% of the grower's historic equity interest in Agripac, less the total number of shares of Class B common stock being issued to the grower multiplied by the par value of the shares, $5.00.

     The number of shares of Class B common stock to be issued to a grower is determined in a four step process. First, we determine the average CMV over the past four years for the particular crop to be delivered by the grower. Second, that average CMV is multiplied by 25% and the product is rounded to the nearest whole number divisible by $5.00, the par value of our common stock. This is the investment rate. Third, the investment rate is multiplied by the number of acres of the crop the grower has committed to deliver. Finally, that product is divided by $5.00, the par value of our common stock, to determine the number of shares of common stock issuable to the grower. If we assume a grower has committed to deliver 100 acres of sweet corn to AgriFrozen and had a $100,000 historic equity interest in Agripac, the grower will be issued 3,900 shares of Class B common stock.

         The four step process described above is applied to our example as follows:


Step 1:     Four year average CMV for sweet corn   =   $775
Step 2:     $775 x 25% = investment rate           =   $195
Step 3:     Investment rate ($195) x Acres (100)   =   $19,500
Step 4:     $19,500/$5 par value per share         =   3,900 shares

     In addition, the grower in our example will receive a special membership interest with a value of $38,500. This value is determined by multiplying 58% times the grower's historic equity interest in Agripac. The result is $58,000. From this number, subtract the par value, $5.00 per share, of the 3,900 shares of Class B common stock the grower will receive, 58,000 - 19,500, which results in the $38,500 value of the special membership interest. The shares of Class B common stock and the special membership interest issuable to each subscriber-grower under the foregoing formula, will be issued subject to our right to repurchase all of the shares of our Class B common stock and the special membership interest issued to the subscriber-grower solely and exclusively for a total consideration of $5.00 payable to the subscriber-grower.

     Together with this prospectus, each subscriber-grower in this offering is receiving an individualized subscription agreement that sets out:

          the subscriber's historic equity interest in Agripac,

          the number of shares of Class B common stock that would be issued to him based on his acreage and crop commitment, and the value of his special membership interest.

The Distribution.

     The offering will be implemented through our Agricultural Services Department. Members of the Agricultural Services Department will provide assistance in this offering, which may consist of: (i) assisting in the mailing of this prospectus; (ii) responding to phone inquiries from potential grower-offerees with regard to matters of an administrative nature; (iii) maintaining records of all subscriptions; and (iv) attending informational meetings for potential grower-offerees and communicating with them by telephone concerning the information contained in this prospectus.

     None of the members of our Agricultural Services Department are registered with the SEC as a broker-dealer. No member of our Agricultural Services Department will receive any compensation or other remuneration, either directly or indirectly, for his or her assistance in this offering. Any time spent by the members of our Agricultural Services Department to assist in this offering will be incidental to his or her regular duties at Pro-Fac.

Subscription Procedure.

     Subscriptions for the Class B common stock and special membership interests can be made by completing and signing the subscription agreement provided with this prospectus and mailing it to Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New York 14603, Attention: Kevin M. Murphy, V.P. Member Relations - Agricultural Services Department.

     The execution and delivery of the subscription agreement will obligate the subscriber to irrevocably and unconditionally acquire the number of shares of Class B common stock and special membership interests subscribed for in the subscription agreement if we accept the subscription. We reserve the right to accept or reject any subscription in whole or in part in our sole and complete discretion.

     By executing the subscription agreement, each grower-subscriber expressly grants to us the right to repurchase his shares of Class B common stock and his special membership interest for a total consideration of $5.00.

     Prospective growers-subscribers are referred to the subscription agreement provided with this prospectus for the full text of the representations and warranties and other agreements and obligations he will make to or with Pro-Fac.

                                   AGRIFROZEN

     AgriFrozen was incorporated under the laws of the State of New York in January 1999. AgriFrozen's capital stock consists of 20,000 shares of common stock, $1.00 par value per share, and 20,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, 1,000 shares of common stock were issued and outstanding and owned by us, and 16,000 shares of preferred stock were issued and outstanding and owned by PFA Northwest Growers Cooperative, Inc. AgriFrozen's common stock is voting and its preferred stock in non-voting, except to the extent required by law. The preferred stock does rank senior to the common stock with respect to dividends commencing after the fiscal year ending June 2004 and with respect to liquidation rights. One hundred percent of the capital stock of PFA Northwest Growers is owned by former member-growers of Agripac.

     AgriFrozen is a producer and marketer of primarily frozen vegetables. AgriFrozen's products include frozen green peas, sugar-snap peas, cob corn and whole kernel corn, green beans, carrots and lima beans. Although AgriFrozen does have branded products, including Chef Du Jour, Perfect Sense, Sweet Jubilee, Jack and the Beanstalk and Oregon's Finest, most of its frozen vegetable products are packaged and sold under private labels. Under trademark licensing agreements with Ore-Ida Foods, Inc., AgriFrozen will sell some of its frozen cob corn products under the Ore-Ida and Mini-Gold trademarks, certain of its frozen breaded vegetable products, including okra, mushrooms, zucchini and corn nuggets, will be sold under the Tendekrisp and Ore-Ida trademarks and some of its frozen stew vegetable products will be marketed and distributed under the Ore-Ida trademark. In addition, under its co-packing agreement with Agrilink, AgriFrozen will process and package a variety of frozen vegetables under Agrilink's Birds Eye trademark. Sales of finished product sold to Agrilink for distribution under the Birds Eye brand constituted approximately $30.0 million of AgriFrozen's total sales for the 1999 fiscal year.

     AgriFrozen owns four facilities and leases two. A description of these facilities is listed below.

                                                 Approximate        Owned/
 Location                      Use              Square Footage      Leased

Salem, Oregon              Headquarters              8,981          Owned

                           Frozen vegetable
                           processing              110,000          Owned

Woodburn, Oregon           Frozen vegetable
                           processing              388,000          Owned

                           Distribution and
                           packaging               385,000          Leased

Grandview, Washington      Frozen vegetable
                           processing               62,069          Leased

Walla Walla, Washington    Frozen vegetable
                           processing              102,000          Owned

     The location of these facilities provides growers in Oregon and Washington with a regional market for their crops and provides AgriFrozen with a regional source of raw agricultural products. Finished products are distributed primarily in the western United States through a regional network of distribution centers and food brokers. Some of AgriFrozen's finished products will be marketed and distributed by Agrilink under the service agreement between AgriFrozen and Agrilink. AgriFrozen's customers include supermarket chains in the western United States, including Kroger and Safeway, as well as food service providers such as Sysco and Alliant Food Service.

     It is expected that AgriFrozen and Agrilink will enter into arm's-length co-packing agreements or similar agreements whereby AgriFrozen might pack and distribute finished products to customers of Agrilink in the western United States and Agrilink might pack and distribute finished products to customers of AgriFrozen in the eastern United States. These type of arrangements are expected to enable both AgriFrozen and Agrilink to reduce their respective freight costs associated with the shipment of finished product.

     Under the marketing and facilitation agreement between AgriFrozen and Pro-Fac, the board of directors of AgriFrozen is required to consist of:

          at least three and as many as five directors who are individuals who currently serve as directors of Pro-Fac and who are chosen by Pro-Fac's board of directors,

          one director who is nominated by the president of Agrilink from among Agrilink's management employees and any number of disinterested directors who are to be elected from individuals recommended by the president of Agrilink.

     Individuals who are employees or shareholders of Pro-Fac, Agrilink or AgriFrozen cannot be disinterested directors of AgriFrozen. Disinterested directors of Agrilink are, however, eligible to serve as disinterested directors of AgriFrozen. The marketing and facilitation agreement also reserves to us the right to elect additional directors to AgriFrozen's board of directors from our Class B members. These individuals would serve as either directors or ex officio directors of AgriFrozen.

     The following table provides certain information with respect to the executive officers, directors and certain other key employees of AgriFrozen. All of the executive officers and directors of AgriFrozen are either officers and directors of Pro-Fac or Agrilink, or both.

            Name                       Position(s) held at AgriFrozen

Directors and Executive Officers

     Dennis M. Mullen                  President and Director
     Earl L. Powers                    Vice President and Treasurer
     William D. Rice                   Vice President and Secretary
     Stephen R. Wright                 Vice President and Assistant Secretary
     Bruce R. Fox                      Director
     Paul E. Roe                       Director
     Steven D. Koinzan                 Director
     Tom R. Croner                     Director
     Walter F. Payne                   Director

Other Key Employees
     Charles G. Smutny                 General Manager
--------------

     Dennis M. Mullen is the president and chief executive officer and a director of Agrilink. He has served as president and chief executive officer since January 1997 and has served as a director since May 1996. From May 1996 to January 1997, Mr. Mullen was the chief operating officer of Agrilink and executive vice president of Agrilink from January 1996 until January 1997. From March 1993 to May 1996 Mr. Mullen was president and chief executive officer of Agrilink's Curtice Burns Foods division. He was senior vice president and business unit manager food service of Curtice Burns Foods division from 1991 to 1993, and senior vice president-custom pack sales for Agrilink's Nalley Find Foods division from 1990 to 1991. Prior to his employment with Agrilink, Mr. Mullen was president and chief executive officer of Globe Products Company.

     Earl L. Powers is the executive vice president and chief financial officer of Agrilink. He has served in these positions since February 1997. Mr. Powers was vice president and corporate controller of Agrilink from March 1993 to February 1997, and vice president finance and management information systems of Agrilink's Curtice Burns Food division from 1991 to March 1993. Prior to joining Agrilink, Mr. Powers was controller of various divisions of the Pillsbury
Company  and  held  various  executive  management  positions  at the  Pillsbury
Company.

     William D. Rice is the secretary and senior vice president of strategic development of Agrilink. He has served as secretary since 1989 and has served as senior vice president of strategic development since February 1997. Mr. Rice served as chief financial officer of Agrilink from 1969 to February 1997. He was treasurer of Agrilink from 1975 to 1996, and vice president - finance of Agrilink from 1969 to 1991.

     Stephen R. Wright is the general manager and assistant treasurer of Pro-Fac and an executive vice president agriculture of Agrilink. He has served as general manager of Pro-Fac since March 1995. Prior to becoming general manager, he served as assistant general manager from November 1994. Mr. Wright has served as the assistant treasurer of Pro-Fac since March 1995. He has served as executive vice president agriculture of Agrilink since November 1996. He was senior vice president - procurement of Agrilink from November 1994 and vice president - procurement of Agrilink from 1990 to November 1994, having served as director of commodities and administration services of Agrilink from 1988 to 1990.

     Bruce R. Fox is the president and a director of Pro-Fac and a director of Agrilink. Mr. Fox has served as a director of Pro-Fac since 1974 and has served as a director of Agrilink since November 1994. He was treasurer of Pro-Fac from 1984 until March 1995 at which time he was elected president. Mr. Fox has been a member of Pro-Fac since 1974. He is a fruit and vegetable grower (N.J. Fox & Sons, Inc., Shelby, Michigan).

     Paul E. Roe is a director of Pro-Fac. He has served as a director since 1986. He has been a member of Pro-Fac since 1961. Mr. Roe is a vegetable, grain and dry bean farmer (Roe Acres, Inc., Bellona, New York).

     Steven D. Koinzan is the treasurer and a director of Pro-Fac and a director of Agrilink. Mr. Koinzan has served as treasurer of Pro-Fac since March 1995 and as a director of Pro-Fac since 1983. He has served as a director of Agrilink since November 1994. Mr. Koinzan served as secretary of Pro-Fac from March 1993 until March 1995. He has been a member of Pro-Fac since 1979. Mr. Koinzan is a popcorn, field corn and soybean farmer (Koinzan Farms, Norden, Nebraska).

     Tom R. Croner is the secretary and a director of Pro-Fac. He has served as secretary since March 1995 and has served as a director since 1985. Mr. Croner has been a member of Pro-Fac since 1973. He is a dairy and potato farmer (T-Rich Inc., Berlin, Pennsylvania).

     Walter F. Payne is a disinterested director of Agrilink. He has served as a director since January 1996. Mr. Payne is the president and chief executive officer of Blue Diamond Growers and has served in these capacities since 1992. He held various positions at Blue Diamond Growers between 1973 and 1992. Mr. Payne currently serves on the board of directors of the Almond Board of California and the International Nut Council, a board alternate for the National Council of Farmer Cooperatives, and as a member of the Board of Trustees for the Graduate Institute of Cooperative Leadership.

     Key Employees

     Charles G. Smutny served as the president of Agripac from July 1998 until February 1999. Prior to becoming president of Agripac he served as executive vice president of sales and marketing from December 1995 until his election as president. From 1985 until 1995, Mr. Smutny served as vice president of operations and international sales of S&W Fine Foods, Inc.
---------------------------

Director Compensation. Members of the board of directors of AgriFrozen are reimbursed for their expenses incurred in connection with any board meeting attended. AgriFrozen does not currently anticipate paying its directors any directors' fees for serving as directors of AgriFrozen.

Executive Compensation. AgriFrozen does not currently anticipate paying its executive officers any compensation for serving as executive officers of AgriFrozen.

     Marketing and Facilitation Agreement. The marketing and facilitation agreement between AgriFrozen and Pro-Fac provides that AgriFrozen will purchase raw product from us, process the raw product and market the finished processed products. AgriFrozen is permitted to determine under which label or labels the finished products will be marketed and the price at which it will sell the products.

     The amount and type of raw product we are obligated to deliver to AgriFrozen and AgriFrozen is obligated to purchase from us is determined by both our board of directors and AgriFrozen's board of directors on an annual basis. The two boards will make this annual determination upon the recommendation of a joint committee, comprised of the chief executive officer of Agrilink and an equal number of Pro-Fac directors and disinterested directors. Disinterested directors serving on the joint committee may not be employees, shareholders or affiliates of either Agrilink, AgriFrozen or Pro-Fac, but may be a disinterested director of Agrilink.

     AgriFrozen will pay us the CMV of the crops sold by us to it. However, in the event AgriFrozen experiences any losses on products processed from crops supplied by our Class B members, AgriFrozen will deduct the losses from the total CMV otherwise payable to us. In any year in which AgriFrozen has earnings on any Pro-Fac products, AgriFrozen will distribute its earnings from those Pro-Fac products to our Class B members. The marketing and facilitation agreement permits AgriFrozen to pay 20% of its earning on Pro-Fac products in cash and retain 80% of its earnings as working capital.

     We are under no obligation to distribute to our Class B members the entire amount of any earnings paid to us in excess of CMV.

     Service Agreement. AgriFrozen has entered into a service agreement with Agrilink. Under the terms of the service agreement Agrilink provides AgriFrozen with administrative services and certain management consulting services.

AgriFrozen's outsourcing of these services to Agrilink is expected to result in efficiencies and savings in selling, general and administrative expenses. The types of administrative services covered in the service agreement include:

          financial and accounting services,

          assistance in purchasing and entering orders,

          assistance related to human resource and employee benefit plan matters,

          assistance in research and development,

          agricultural services, which may include planting, harvesting and hauling crops,

          computer and information systems services,

          customer relations, and

          engineering services.

     The management consulting services are limited to providing advice to AgriFrozen from time to time as requested by AgriFrozen.

     AgriFrozen will pay Agrilink $1.0 million each year for its services. In addition, in any year AgriFrozen's EBITDA exceeds $12.0 million, AgriFrozen will pay Agrilink a supplemental payment equal to 40% of the excess. The service agreement defines EBITDA as the sum of pre-tax income or loss plus interest, amortization and depreciation expenses, plus all other non-cash items that reduces AgriFrozen's income, plus amounts payable to Agrilink under the service agreement, even though actual payment has not been made, minus all non-cash items that increased AgriFrozen's net income.

     The service agreement terminates in June 2002 unless extended by Agrilink and AgriFrozen.

     In addition to realizing savings on selling, general and administrative expenses as a result of the service agreement with Agrilink, AgriFrozen expects to realize savings in manufacturing overhead expenses by processing frozen vegetable product in four facilities, as opposed to six processing facilities used by Agripac. Savings from this planned consolidation are not expected to have any immediate impact on AgriFrozen's operations. The terms of the CoBank credit facility are also expected to contribute favorably to AgriFrozen's operating results. The credit agreement caps AgriFrozen's annual total interest liability at $5.5 million.

Acquisition of the Frozen Vegetable Processing Business of Agripac.

     On February 23, 1999, AgriFrozen acquired substantially all of the assets of Agripac related to its frozen vegetable processing business, including:

          accounts receivable;

          an administration building and three frozen vegetable processing facilities, including associated equipment;

          Agripac's frozen vegetable inventory; and leases relating to an additional frozen vegetable processing facility and a distribution and packaging facility, as well as equipment and operating leases associated with the facilities.

     With the exception of continuing performance obligations under contracts specifically assigned to AgriFrozen, AgriFrozen did not assume any liabilities of Agripac.

     The net purchase price for the assets was $80.5 million, including expenditures of $7.8 million, consisting of cash payments of approximately $6.4 million to prior member-growers of Agripac to induce them to enter into crop delivery agreements with AgriFrozen, and transaction expenses and miscellaneous costs totaling $1.4 million. AgriFrozen also expects to pay an additional $1.2 million in severance costs associated with the acquisition and the implementation of AgriFrozen's business plan. All but $8.0 million of the total acquisition price was financed by CoBank. The balance was paid by AgriFrozen.

     Agripac Inc.

     Agripac is an Oregon cooperative headquartered in Salem, Oregon. Prior to its bankruptcy in January 1999, it produced a wide variety of canned and frozen vegetable and fruit products, with a concentration in green beans, sweet corn, peas, table beets and carrots. Its raw product was supplied by approximately 200 member-growers. For its fiscal year ended March 31, 1998, Agripac's frozen vegetable processing business sales were $130.0 million, constituting approximately 72% of its total net sales of approximately $180.0 million.

     In 1997, Agripac became one of the largest co-packers of Birds Eye labeled frozen vegetable products through a co-packing agreement with Dean Foods Vegetable Company. Pursuant to that agreement, Agripac became the exclusive supplier of Birds Eye label products in the Northwestern United States. DFVC's rights and obligations under the co-packing agreement were subsequently assumed by Agrilink as a result of Agrilink's acquisition of DFVC and the subsequent merger of DFVC into Agrilink in September 1998. Agripac was also a party to an agreement with Ore-Ida Foods, Inc., pursuant to which Agripac marketed frozen cob corn and stew vegetable blends under the Ore-Ida brand name and through Ore-Ida's distribution channels. These agreements, in modified form, were acquired as part of AgriFrozen's purchase of the Agripac frozen vegetable processing business. See "Business of Pro-Fac and Its Subsidiaries - AgriFrozen."

     Based on information available to us regarding Agripac's financial condition, Agripac had declining net income, operating margins and profit margins, resulting in losses for its 1995, 1996, 1997 and 1998 fiscal years. Agripac's low margins did not allow it to service its indebtedness. As a result Agripac was paying its members less then market value for their crops. In late 1998, Agripac was faced with an unwillingness by its lenders to provide additional operating loans.

     On January 4, 1999, Agripac filed a voluntary petition for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Oregon. On January 22, 1999, Agripac, as debtor-in-possession, filed a motion with the bankruptcy court for authority to sell substantially all of the assets comprising its frozen food packaging business, free and clear of any liens or encumbrances under ss. 363(b) of the Bankruptcy Code, to AgriFrozen under the terms described in the asset purchase agreement. The bankruptcy court approved the sale of Agripac's frozen food processing assets to AgriFrozen by an order entered on February 18, 1999.

Description of Agrifrozen's Indebtedness

     The Credit Facilities.

     In connection with the acquisition of Agripac's frozen vegetable processing business, AgriFrozen entered into a credit agreement with CoBank. That credit facility consists of a $30.0 million term loan and a revolving credit facility of $55.0 million for fiscal 2000 and $50.0 million for each year thereafter.

     AgriFrozen also entered into a subordinated note agreement with CoBank. That credit facility consists of a $12.0 million secured subordinated promissory note.

     In order to consummate the acquisition, AgriFrozen borrowed a total of $36.9 million under the revolving credit facility, all $30.0 million under the term loan facility and issued its $12.0 million promissory note.

     AgriFrozen's obligations under the revolving credit facility, the term loan facility and the promissory note, are not guaranteed by Pro-Fac or Agrilink and are expressly nonrecourse as to Pro-Fac and Agrilink.

     Both the credit agreement and the subordinated note agreement expressly recognize our ability to abandon or transfer our ownership interest in AgriFrozen under any of the following circumstances:

          1. on June 15, 2002, upon 11 months prior notice; or

          2. at any time before June 29, 2002 if:

               (a) AgriFrozen becomes insolvent or is otherwise unable to meet its obligations as they become due, as determined by us in our sole, but reasonable, discretion; or

               (b) any pre-acquisition liabilities of Agripac are asserted against AgriFrozen or any of its affiliates, including us, and either,

                         no lender under the AgriFrozen credit facilities is willing to make any advance to AgriFrozen to finance costs and expenses associated with the liability; or

                         we determine that, in light of the liability and associated costs, our continued ownership of AgriFrozen common stock would not be in our best interests.

     In the event we determine to abandon or transfer our ownership interest in AgriFrozen it is our intention to exercise our right to repurchase all of our shares of Class B common stock and special membership interests.

     Our decision to abandon or transfer our ownership interest in AgriFrozen is an event of default under AgriFrozen's financing agreements, which would allow the lenders to accelerate payment of AgriFrozen's indebtedness.

     Revolving credit facility and term loan facility.

     Both the term loan facility and the revolving credit facility mature on June 29, 2002.

     The term loan facility and the revolving credit facility bear interest, at AgriFrozen's option, at CoBank's cost of funds plus 4.19% or at CoBank's designated variable rate. CoBank's designated "variable rate" is defined as the variable per annum rate of interest so designated from time to time by CoBank as its national variable rate. CoBank's variable rate is merely a reference rate and does not necessarily represent the lowest or best rate for credit being extended by CoBank. In no event, however, can the total interest liability to AgriFrozen exceed $5.5 million in any fiscal year.

     The revolving credit facility is reduced over time as follows:

          Until June 24, 2000 the maximum funds available is $55.0 million, and

          From June 25, 2000 until maturity the maximum funds available is $50.0 million.

     CoBank has no obligation to fund advances under the revolving credit facility in excess of the borrowing base, which is equal to:

     1. 85% of AgriFrozen's accounts receivable, excluding:

               the portion of any account that is more than 60 days past due and the entire account if more than 25% of it is more than 60 days past due,

               the portion of any account that is the subject of any dispute, regardless of the aging of the account, and any off-setting or contra accounts, plus


     2. 65% of the value of AgriFrozen's inventory of agricultural products.

     AgriFrozen will pay a revolving credit unused commitment fee equal to 0.50% per annum times the amount by which the total revolving credit commitment exceeds the greater of :

          (a) $50.0 million, or

          (b) the average daily total of advances under the revolving credit facility.

     The term loan facility and revolving credit facility are subject to mandatory prepayment from 100% of the net cash proceeds from asset dispositions, subject to certain exceptions, including the reinvestment of the proceeds in like property.

     In addition, the revolving credit facility must be reduced by an amount equal to 75% of the increase in AgriFrozen's retained earnings at the beginning of each fiscal year over its retained earnings at the end of that fiscal year.

     AgriFrozen's obligations under the revolving credit facility and term loan facility are secured by a first priority lien on substantially all existing or after-acquired assets, tangible or intangible, of AgriFrozen.

     The credit agreement also contains customary covenants and restrictions on AgriFrozen's ability to engage in certain activities, including:

          1. limitations on the incurrence of indebtedness and liens;

          2.   limitations  on   consolidations,   mergers,   sales  of  assets,
               acquisitions and transactions with affiliates and other third parties;

          3.   limitations on the payment of dividends and other distributions;

          4.   restrictions on payments to us and Agrilink;

          5. limitations on capital expenditures in any fiscal year, as follows:

                    for the fiscal year ending June 24, 2000, up to $2.8 million,

                    for the fiscal year ending June 30, 2001, up to $3.6 million, and for the fiscal year ending June 29, 2002, up to $3.7 million.

          6. limitations on administrative expenses in any fiscal year, as follows:

                    for the fiscal year ending June 24, 2000, up to $2.0 million,

                    for the fiscal year ending June 30, 2001, up to $2.1 million, and for the fiscal year ending June 29, 2002, up to $2.1 million.

     Under the terms of the credit agreement, CoBank has agreed to pay the first $4.0 million of any pre-approved remediation costs for environmental liabilities which arose prior to the acquisition associated with any of the assets acquired from Agripac.

     The credit agreement and the subordinated note agreement contain financial covenants requiring AgriFrozen to maintain a maximum leverage ratio and a minimum level of EBITDA.

     Subordinated promissory note.

     AgriFrozen issued to CoBank its subordinated promissory note for $12.0 million aggregate principal amount due February 22, 2014. Beginning March 31, 2009, equal, quarterly payments of principal in an amount equal to 2.5% of the principal balance outstanding on March 31, 2009, are due on the last day of each calendar quarter. Interest on the subordinated promissory note is payable quarterly in arrears beginning February 22, 2004 through February 22, 2009 at a rate per annum of 5% and at a rate of 7% thereafter. Because the stated rates on the note are below market value, AgriFrozen has imputed the appropriate discount using an effective interest rate of 13%. Interest accruing for the period from February 22, 2004 until February 22, 2009 is payable in kind through the issuance by AgriFrozen of additional subordinated promissory notes identical to the subordinated promissory note in the principal amount of the interest due. Interest accruing after February 22, 2009 is payable in cash. The subordinated promissory note may be prepaid at AgriFrozen's option without premium or penalty at any time, and is mandatorily prepayable upon the sale of AgriFrozen, after payment of all senior indebtedness.

     The subordinated promissory note is expressly subordinate to AgriFrozen's revolving credit facility and term loan. The subordinated promissory note is secured by the assets of AgriFrozen. Principal and interest on the subordinated promissory note may be declared due and payable earlier than its expressed maturity, but no payment may be made before the payment in full of all "senior indebtedness", which, as defined in the subordinated promissory note, includes the revolving credit facility and term loan facility.

                               BUSINESS OF PRO-FAC

     We are an agricultural cooperative formed under New York State law to process and market crops grown by our members. Only growers of crops marketed through Pro-Fac, or associations of such growers, can become members of Pro-Fac.

Membership.

     Membership in Pro-Fac is evidenced by the ownership of our common stock. Our common stock is divided into two classes -- Class A common stock and Class B common stock. Holders of Class A common stock are "Class A members". Holders of our Class B common stock are "Class B members". Crops supplied to us by our Class A members are sold to Agrilink for processing at its facilities, and crops supplied by our Class B members will be sold to AgriFrozen for processing at its facilities. See "Description of Pro-Fac Securities - Common Stock."

     Growers desiring to become members of Pro-Fac are required to file an application for membership. In the application a grower agrees to, among other things, purchase the required number and class of shares of our common stock, as determined by our board of directors based upon the quantity and type of crops to be marketed through Pro-Fac by the member-applicant.

     We currently have approximately 645 Class A members located principally in New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. After completion of this offering we anticipate that we will have approximately 190 Class B members located in Oregon and Washington. Crops grown by our members and purchased by us include:

          fruits, such as cherries, apples, blueberries, peaches and plums,

          vegetables, such as snap beans, beets, cucumbers, dry beans, spinach, lima beans, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn.

Regional Representation.

     The business of Pro-Fac is conducted pursuant to policies established by our board of directors. The territorial area in which Pro-Fac operates has been divided into geographical regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on Pro-Fac's board of directors by at least one director. In an effort to insure a reasonably balanced representation of members from various geographical regions on our board of directors, our board of directors designates the number of directors to be elected from each region or district based on the value of raw product delivered by the members from the particular geographical region. Presently, Pro-Fac's operations are conducted in five regions. Those regions, as well as the number of directors elected from each of those regions, are identified in the table below.

                                                          Present Number
    Region                        Area                      of Directors

  I   (Dist.  1)        Western Upstate New York                  2
      (Dist.  2)        Eastern Upstate New York                  2
      (Dist.  3)        Pennsylvania and Delaware                 1
 II   (Dist.  1)        Michigan                                  3
      (Dist.  2)        Illinois                                  1
III                     Iowa and Nebraska                         1
 IV                     Washington and Oregon                     1
  V                     Georgia and Florida                       1

     The members in each region elect the director or directors for that region. In the case of a region that is divided into districts, the members in each district elect the directors for that district. There are currently 12 directors on our board of directors even though our bylaws permit us to have up to 18 directors. Although our bylaws authorize our board of directors to appoint up to one-fifth of the total number of directors, our members have historically elected all our directors.

     Commodity Committees.

     Commodity committees have been established for each of the major crops marketed through us. Each committee member is a member of Pro-Fac who grows the crop or crops with which his committee represents. The committees are charged with the responsibility of counseling and advising our board of directors, our officers and management of matters generally associated with the specific crop or crops the committee members represent.

     Under our current policy, if a particular crop is produced in different geographical areas, commodity committees are established either for the separate geographical areas or for a combination of the geographic areas. Members of each commodity committee are elected by the members of Pro-Fac in the region or regions for which the particular commodity committee serves.

     Our commodity committees have been active in advising our board of directors on numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV and the content of the annual crop delivery agreements, which specify, among other things, the terms under which crops will be grown, harvested and delivered.

     Marketing of Members' Crops.

     General Marketing Agreement. Each member of Pro-Fac enters into a general marketing agreement with Pro-Fac. In the general marketing agreement the member appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the general marketing agreement, and under the crop delivery agreements executed between Pro-Fac and the members each year for the then up-coming growing season. In the general marketing agreement Pro-Fac agrees to make available, through its marketing and facilitation agreements with Agrilink and AgriFrozen, facilities for receiving and processing the crops delivered by its members to Agrilink or AgriFrozen, as the case may be.

     Passage of Title to Crops. Upon a member's delivery of crops to us, we take title to the crops and have the right to transfer, process or encumber the crops as we see fit, subject to the provisions of the general marketing agreement. A member delivering crops to Pro-Fac has no control over those crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

     Quantity of Crops Marketed. The quantity of a crop to be delivered by a member in any year is the quantity established in the annual crop delivery agreements which are supplements to the general marketing agreements. Members are required to purchase additional shares of common stock if they undertake to:

          1. increase their delivery to Pro-Fac of a particular crop or

          2. grow a new type of crop to be marketed through Pro-Fac.

     A member's common stock ownership is dependent upon the quantity and type of raw product to be delivered by the member.

     If we determine that additional quantities of a crop are required, additional shares of common stock will be offered to growers of the crop. Qualified current members of Pro-Fac in the area where the crop is needed will be given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced. The opportunity to grow additional crops and the requirement to reduce crop production will be given and made by the board of directors.

     If a change in total crop requirement is determined to be only temporary, adjustments of common stock holdings will not be required. If additional quantities are temporarily required, we will offer our members currently growing the crop the opportunity to deliver the additional quantities, on a pro rata basis, without regard to membership class. If a temporary reduction in a crop is required, we may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it, without regard to membership class.

     If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of our board of directors, be offered the opportunity to sell their excess common stock to Pro-Fac. A Class B member, however, would not have the opportunity to sell his shares of Class B common stock until termination of Pro-Fac's right to repurchase all outstanding shares of Class B common stock and special membership interests.

     A member choosing to sell a portion of his shares of common stock would permanently reduce, by a corresponding amount, the amount of crop he is entitled to deliver to Pro-Fac.

     The quantity of a particular crop to be delivered to Pro-Fac may be based on:

          the actual number of acres the member agrees to plant and harvest for delivery to Pro-Fac, or a specified tonnage.

     For example, growers of sweet corn and snap beans typically agree to plant and harvest a specified number of acres of those crops, while growers of squash, carrots and asparagus typically agree to supply a specified tonnage of those crops.

     Agent Growers. If a member is temporarily unable to fulfill his crop production obligations to Pro-Fac, either in whole or in part, he may, on a temporary basis, contract with another grower or growers, who may, but need not be, a member, to fulfill all or a part of the member's obligations to deliver crops to Pro-Fac. In the event a member contracts with another member to fulfill his crop production obligations, the member must be of the same class. In other words, Class A members may only contract with other Class A members and Class B members may only contract with other Class B members. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligations to Pro-Fac more frequently than once in any two consecutive years without subjecting himself to a mandatory transfer of his excess common stock.

     Payment for Members' Crops.

     Commercial Market Value. Our marketing and facilitation agreements with Agrilink and AgriFrozen provide, generally, that we will be paid the CMV of the crops purchased from us.

     Acting upon the recommendation of a joint committee, our board of directors, together with the board of directors of AgriFrozen, will determine the CMV of our Class B members' crops; and our board of directors, together with the board of directors of Agrilink, will determine the CMV of our Class A members' crops. The joint committee is comprised of the chief executive officer of Agrilink and an equal number of Pro-Fac directors and disinterested directors.

     In making its determination, the joint committee will consider data supplied by Agrilink and AgriFrozen concerning pre-season contracts and open market purchases for various crops. The joint committee will also give considerable weight to the advice of the commodity committees representing the various crops marketed through Pro-Fac.

     Pools. We operate within two separate and distinct pools: (a) the Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members.

     Patronage Proceeds.

     Our patronage proceeds are equal to our gross receipts, which are derived from sources that under law qualify as patronage income, including income from the sale of raw products and all income from other patronage sources, less our operating expenses attributable to the production of our patronage income. Our operating expenses include overhead, interest, dividends on capital stock, maintenance, depreciation, obsolescence, bad debts, taxes and other proper costs, all as determined by our board of directors. Gains and losses are distributed based on the nature of the business disposed of, but in any event such gains and losses are to be distributed to the members of the particular pool affected.

     Members' Share of Patronage Proceeds.

     A member's share of patronage proceeds is determined within the particular pool to which the member is assigned. Within each pool, each member's and each agent grower's pro rata share of the patronage proceeds is determined annually based upon each member's share of the year's total CMV within the pool.

     In any year in which patronage proceeds of a particular pool exceed the CMV of the pool, the members within that pool will be paid or allocated their pro rata portion of the excess patronage proceeds. Similarly, if in any year the patronage proceeds of a particular pool are less than CMV of the pool then the CMV paid to each member and agent grower as the purchase price for his crop shall be reduced by his share of the loss of the pool for the year.

     Payment of Patronage Proceeds. Our bylaws require us to pay or allocate to each member or agent grower his pro rata share of patronage proceeds within 8 1/2 months after the end of our fiscal year.

     Retention of Patronage Proceeds. A portion of the patronage proceeds payable to our members may be retained by us for use as working capital or for other general corporate purposes. Retained patronage proceeds are characterized as either qualified retains or non-qualified retains. The portion of the patronage proceeds of a particular pool that are retained will be allocated among the members and agent growers within the pool.

     Under the Internal Revenue Code, we are permitted to deduct, for federal income tax purposes, the entire amount of retained patronage proceeds allocated (but not yet distributed) to our members, provided, we give our members a "qualified written notice of allocation," which discloses to the member the stated dollar amount allocated to him as retained patronage income;

          each member consents to include in his gross income for the taxable year the stated dollar amount of the allocation, as well as the amount of percentage income actually distributed to him; and

          at least 20% of each member's retained patronage income is paid in cash.

     If all of these requirements are met, the retained patronage income constitutes a qualified retain. Retained patronage income not meeting the above requirements is a non-qualified retain.

     Our bylaws require us to pay or account annually to our members for their crops, on a cooperative basis, in cash and through the allocation of retains - qualified or non-qualified - as our board of directors determines. In four out of the past five years we have paid our Class A members the full CMV of all of their products marketed through us. Patronage proceeds in excess of CMV, after payment of dividends on our capital stock, have been paid partially in cash to our Class A members and partially in the form of retains. In fiscal 1996, Class A members' cash payments for CMV were reduced by 10%.

     The percentages of CMV paid in cash or allocated to our Class A members as retains over the last five fiscal years are as follows:

                                                Fiscal Year Ended June
                                       1995     1996     1997     1998    1999
                                      ------    -----   ------   ------  ------

Paid in cash                          102.6%   90.0%    101.7%   102.6%  100.0%
Allocated as qualified retains         10.6     0.0       5.2      7.9     0.0%
Allocated as non-qualified retains      0.5     0.0       0.0      0.0     0.0%
                                      -----    ----     -----     -----  -----

   Total                              113.7%   90.0%    106.9%   110.5%  100.0%
                                      =====    ====     =====    =====   =====



     Timing of Payments for Crops. Both AgriFrozen and Agrilink are required, under their respective marketing and facilitation agreements with us, to pay us the purchase price for crops purchased from us on a date or dates that coincide with the time of payment for crops by us to our members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are generally based upon the final CMV established for the crop in the prior year, unless the board of directors determines that average industry prices have changed significantly since that time.

     Recognizing the costs involved in harvesting and delivering a crop, we have adopted a policy of offering harvest time cash advances to our members. The terms and conditions governing these advances are specified in the annual crop delivery agreements. The harvest time payment is usually due approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50% of the crops estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first CMV payment otherwise due the member for the crop.

     Once payments for particular crops are received from Agrilink or AgriFrozen, we will pay the funds received over to the members of the Class A Pool or the Class B Pool, as the case may be, who delivered those crops. Subject to minor variations, we have historically paid our members the purchase price for their crops in accordance with the following schedule:

          50% of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop;

          another 25% of estimated or actual CMV is paid not later than 120 days after the average date of final delivery for each crop; and

          the balance of CMV is paid not later than the immediately following July 15.

     Any payments in addition to CMV are made as soon as possible, but in any event within 8-1/2 months following the end of our fiscal year.

     For example, if a member delivers crops to us with a CMV of $10,000 on September 1, 1999 and a total of $1,050 in patronage proceeds in excess of CMV is earned for the year and allocated to him, he will be paid or allocated a total of $11,050 for his crops. Of this amount, he will be paid $10,000 (CMV) in cash, in three installments based on the following schedule of payments from Agrilink or AgriFrozen, as the case may be:

          $5,000 by October 1, 1999, less any harvest time advance;

          $2,500 by February 1, 2000, assuming this member's date of final delivery coincides with the average date of final delivery for the same crop, and

          $2,500 by July 15, 2000.

     In addition, as soon as the necessary computations can be made and final payment is received from Agrilink or AgriFrozen, as the case may be, but before March 15, 2001, the $1,050 of excess patronage proceeds will be paid or allocated to the member in the form of cash or retains. A minimum of 20% of the excess over CMV, in the above example $210, must be distributed in cash and the balance may be distributed in the form of retains. See "Description of Pro-Fac Securities."

     Tax Matters. As a cooperative, we are taxed under Subchapter T of the Internal Revenue Code. Subchapter T imposes regular corporate income tax rates on cooperatives, but at the same time allows cooperatives to deduct from taxable income, for federal income tax purposes, certain deductions which are not available to other business corporations. In particular, under Subchapter T a cooperative may deduct from its taxable income all amounts which are paid to its members and other patrons as patronage dividends (either in cash or through the allocation of amounts retained by the cooperative and represented by qualified written notices of allocation) with respect to patronage occurring during the taxable year. Non-patronage-sourced income of a cooperative is subject to federal income tax at the cooperative level.

     In general, the payments from earnings of a cooperative to its members in the form of cash and qualified retains constitute patronage dividends within the meaning of Subchapter T. Members and other patrons of a cooperative must agree to include in their taxable income in the year received all amounts of patronage dividends paid in cash or allocated to their accounts as qualified retains. Patronage income allocated by a cooperative to its members in the form of non-qualified retains is taxable at the cooperative level when such retains are issued. In the year in which non-qualified retains are redeemed by a cooperative, the cooperative receives a tax deduction in the amount of the retains which are redeemed. Members and other patrons of the cooperative must agree to include in their taxable income in the year of redemption any non-qualified retains redeemed by the cooperative.

     Under our marketing and facilitation agreement with Agrilink, payments are made by Agrilink for the crops of our members. Such payments, in part, are based upon the earnings of Agrilink derived from products processed from the crops supplied by our Class A members. These payments are classified and reported by us, for federal income tax purposes, as patronage-sourced income. Because there are few guidelines in this area of law, such classification and reporting has in the past led to audit disputes with the Internal Revenue Service. The IRS clarified its position in a technical advice memorandum to us on September 23, 1991. Although changes have occurred in our relationship with Agrilink since the issuance of the technical advice memorandum, the contractual relationship requiring the payments based upon the earnings of Agrilink, remains substantively the same as when the technical advice memorandum was issued. Accordingly, we have continued to treat payments based upon the earnings of Agrilink as patronage-sourced income. In January 1995, Agrilink's and our board of directors approved appropriate amendments to Agrilink's bylaws to allow Agrilink to qualify as a cooperative under Subchapter T of the Code. On August 24, 1995, we received a favorable ruling from the IRS approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change in Agrilink's tax status would have no effect on our ongoing treatment as a cooperative under Subchapter T of the Code. Based on the foregoing, Harris Beach & Wilcox, LLP is of the opinion that payments to members of Pro-Fac based upon earnings of Agrilink continue to constitute patronage-sourced income pursuant to Subchapter T of the Code. In the event, however, the IRS changes the classification and/or the reporting of the patronage-sourced income by us, additional income taxes and interest could be assessed as a result of the reclassification of income reported as patronage-sourced income to non-patronage-sourced income.

     Our marketing and facilitation agreement with AgriFrozen is substantially the same as the one we have with Agrilink. In reliance upon the technical advice memorandum discussed above, we believe that, so long as AgriFrozen's relationship with us is substantially similar to Agrilink's relationship with us, that payments to our Class B members based upon earnings of AgriFrozen derived from products processed from the crops supplied by our Class B members will constitute patronage-sourced income pursuant to Subchapter T of the Code.

     From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or if adopted what effect it might have on our federal income tax liability and the federal income liability of our members.

     In addition, from time to time the IRS issues revenue rulings, revenue procedures, and other official statements, which may be either prospective or retrospective in application, by which it seeks to interpret and administer the provisions of the Code applicable to cooperatives. It is also impossible to predict the effect any administrative interpretations which may be adopted in the future would have on our federal tax liability or that of our members.

     Tax Treatment of Amounts Paid or Allocated to Members. Under the federal income tax laws, our members must currently include in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to our members and are taxable to members only if and when redeemed by us.

                        DESCRIPTION OF PRO-FAC SECURITIES

     This description summarizes some of the provisions of our restated certificate of incorporation, a copy of which has been included as an exhibit to the registration statement. If you want more complete information, you should read the provisions of our restated certificate of incorporation that are important to you.

     Our authorized capital stock consists of 5,000,000 shares of Class A common stock, 2,000,000 shares of Class B common stock and 55,000,000 shares of preferred stock. We are also authorized to issue up to $15,000,000 of special membership interests.

     As of September 25, 1999, we had outstanding 2,040,568 shares of Class A common stock, 39,635 shares of non-cumulative preferred stock with a par value of $25 per share, 3,694,495 shares of Class A cumulative preferred stock with a par value of $1.00 per share and 26,061 shares of Class B, series 1 10% cumulative preferred stock with a par value of $1.00 per share.

Common stock.

     Rights to dividends and on liquidation. Class A common stock may be treated preferentially with respect to the declaration and payment of dividends over the Class B common stock. Upon liquidation, Class A common stock has priority over Class B common stock. Any outstanding retains and preferred stock rank senior to the common stock in respect of liquidation rights and dividend rights.

     Under present law, dividends on our common stock may not exceed 12% of its par value per year. Members who purchase shares of common stock in installments are entitled to receive dividends only on those shares of common stock actually issued to them.

     Voting. All voting power is vested exclusively in the holders of common stock. However, each member is entitled to one vote regardless of the number of shares held. When two or more holders of common stock are joined in an agricultural venture, our board of directors will determine whether the venture is a single enterprise, entitling the participating holders to a single vote, or multiple enterprises, entitling the holders to more than one vote.

     Preemptive rights. Holders of our common stock do not have any right to purchase additional shares of common stock or any of our capital stock if we sell shares to others.

     Conversion rights. Our common stock is not convertible into any other security of Pro-Fac.

     Required disposition and redemption of common stock.

          In the event a member is no longer a producer of agricultural products marketed through us then the member is required to dispose of his shares of common stock.

          Upon the death of an individual member, the estate of the deceased member will continue as a member for the purposes of winding up the affairs of the deceased member until all of the obligations of the deceased member to us have been performed, including those under any then current crop delivery agreement. After fulfillment of the deceased member's obligations to us, the deceased member's estate is required to dispose of the member's common stock.

          In the event we discontinue a crop, then all members whose ownership of common stock is based upon their marketing of the discontinued crop through us will be required to sell their common stock to us for cash at the par value, plus any declared but unpaid dividends. With respect to Class B members, we do not intend to repurchase any shares of Class B common stock at any time prior to the termination of our express right under the subscription agreement to repurchase all shares of Class B common stock.

          In the event a member desires or is required by us to permanently reduce the quantity of a crop which he sells to us, then the member will be required to dispose of the number of shares of his common stock as is necessary to bring his ownership of shares of common stock into proper relationship to the quantity and type of crops which he markets through us. With respect to Class B members, the manner in which these members will be entitled to dispose of their shares of Class B common stock prior to the termination of our right to repurchase all shares of Class B common stock will be limited to transfers to other Class B members.

     A member who voluntarily wishes to sell his common stock or who is required to sell his shares of common stock must make a reasonable effort to find another grower within the disposing member's pool, that is, a Class A member must use reasonable efforts to find another grower in the Class A member pool and a Class B member must use reasonable efforts to find another grower in the Class B member pool, who is willing to purchase the member's common stock and assume all of his obligations to us and who meets all requirements for membership in Pro-Fac. We will give a disposing member a reasonable period of time within which to find another grower.

     We may assist the disposing member in finding another grower by advising him of the price another qualified grower in the appropriate class, that is a Class A member or Class B member, acceptable to us, is willing to pay for the stock. Historically, these prices have varied widely by commodity and the region in which the crop associated with the common stock is to be grown. Sales are often at a price exceeding the $5.00 par value at which the common stock was originally issued. Historically, there has usually been sufficient demand for common stock offered for sale by members.

     In the event the disposing member is unable to find a qualified grower within a reasonable period of time, the member must sell his common stock to us for cash at par value plus any declared and unpaid dividends. With respect to Class B members, the expiration of a "reasonable time" will in no event be earlier than the termination of our right to repurchase all our Class B common stock.

     With respect to our Class B members, we have the right from the date that we issue the shares of Class B common stock until and including June 29, 2002, or some later date if extended by our board of directors, to repurchase all of our outstanding shares of Class B common stock and all of our special membership interests in consideration of $5.00 payable to each of our Class B members.

     Liability to further assessment. Shares of our common stock are not subject to further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the cooperative.

     Transfer agent. We function as our own transfer agent for our common stock.

     Transferability. Our common stock is issued only to growers of agricultural products marketed through us, or to associations of growers, and may be transferred only to another grower who meets our membership standards. A member holding shares of Class A common stock may only transfer his shares to another member owning shares of Class A common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class A common stock. Similarly, a member holding shares of Class B common stock may only transfer shares to another member owning shares of Class B common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class B common stock.

Non-Cumulative Preferred Stock, Class A Cumulative Preferred Stock and Class B, Series 1 Cumulative Preferred Stock.

     General. Our non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are not convertible into any other securities. We are not obligated to redeem or retire these securities.

     Our Class A cumulative preferred stock is listed on The Nasdaq National Market under the symbol "PFACP." There is currently no active trading market for either our non-cumulative preferred stock or our Class B, series 1 preferred stock. We do maintain an ongoing exchange program to allow holders of non-cumulative preferred stock to exchange their shares for Class A cumulative preferred stock on a share-for-share basis. A "blackout" period exists between the dividend qualifying date for the non-cumulative preferred stock and October 16 each year when such exchanges cannot be made. This prevents a holder from collecting the annual dividend on the non-cumulative preferred stock and immediately becoming eligible to collect the quarterly dividend on the Class A cumulative preferred stock.

     Our Class B, series 1 preferred stock is issuable to employees of Agrilink pursuant to an employee stock purchase plan. Under the plan employees of Agrilink can purchase shares of Class B, series 1 cumulative preferred stock at a price of $10.00 per share.

     Ranking. The non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock rank senior to the common stock and are on parity with each other with respect to dividends and upon liquidation.

     Generally, this means that we cannot pay dividends on our common stock unless we have paid the full amount of the dividends on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock that are due and owing at the time. Also, if we are dissolved or liquidated, holders of the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are required to be paid the full amount of their liquidation preferences before any assets can be distributed to holders of common stock. The liquidation preference of the non-cumulative preferred stock is $25 per share plus declared and unpaid dividends. The liquidation preference of the Class A cumulative preferred stock is $25 per share plus all accrued and unpaid dividends. The liquidation preference of the Class B, series 1 cumulative preferred stock is $10 per share plus all accrued and unpaid dividends.

     So long as shares of non-cumulative preferred stock remain outstanding, we cannot create any class of stock that would rank senior to the non-cumulative preferred stock with respect to liquidation and dividend rights without the consent of at least 2/3rds of the outstanding shares of non-cumulative preferred stock.

     Dividends. Holders of non-cumulative preferred stock are entitled to receive, when and as declared by our board of directors, non-cumulative cash dividends at the rate per annum of not less than 6% per share of the par value of such shares.

     Holders of Class A cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at a quarterly rate equal to $.43 per share, or an annual rate of approximately 6.88% of the liquidation preference of $25 per share. We pay dividends on the Class A cumulative preferred stock quarterly in arrears on April 30, July 31, October 31, and January 31 of each year.

     Holders of Class B, series 1 cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the rate per annum of $1.00 per share.

     Redemption. We can redeem our non-cumulative preferred stock at any time upon 90 days written notice. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $25 per share, plus an amount equal to all declared and unpaid dividends.

     We can redeem the Class A cumulative preferred stock at any time upon written notice not less than 30 days and not more than 60 days prior to the date fixed for redemption. If we decide to redeem less than all of the outstanding shares at once, the shares to be redeemed can be selected pro-rata or by lot, except that we have the right to first redeem all of the shares of Class A cumulative preferred stock held by any holder who owns 100 or less shares. The redemption price is $25 per share, plus an amount equal to accrued and unpaid dividends.

     The Class B, series 1 cumulative preferred stock can be redeemed by us at any time upon not less than 30 days and not more than 60 days written notice before the date fixed for redemption. The redemption price is $10 per share, plus an amount equal to accrued and unpaid dividends.

     Voting   rights.   The  only  voting   rights  the  holders  of  shares  of
non-cumulative preferred stock, Class A preferred stock and Class B, series 1 cumulative preferred stock have are those required by law.

     Generally, this means that if we want to change our restated certificate of incorporation in a way that would materially and adversely affect these holders of the shares, then we must get the approval of holders of at least 2/3rds of the outstanding shares of non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

     Restriction on stock acquisitions. We are prohibited from repurchasing or otherwise redeeming our stock, other than to repurchase our common stock from departing members, unless full dividends have been paid or are contemporaneously declared on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

     Transfer agent: The transfer agent, dividend agent and redemption agent for the Class A cumulative preferred stock is Harris Trust Company. We act as our own transfer agent for our non-cumulative preferred stock and Class B, series 1 cumulative preferred stock.

Special membership interests.

     Special membership interests bear no interest. They are non-transferable without the prior approval of our board of directors. Special membership interests have no rights, including no voting or dividend rights, and no preferences, except that special membership interests rank senior to the Class B common stock in respect of liquidation rights.

Retains.

     Annual allocation. Retains, if any, must be allocated to the accounts of our members within 8 1/2 months of the close of our fiscal year. Our fiscal year ends on the last Saturday of June. It has been, and continues to be, our policy to allocate retains to our members on or about September 15 of each year. Each member is typically advised of the allocation of qualified retains and non-qualified retains to his account by means of an investment summary which is mailed to him each year on or about September 15. There were no allocations of retains for fiscal 1996 or fiscal 1999. Qualified retains. Qualified retains bear no interest, but five years after issuance they generally mature into shares of our Class A cumulative preferred stock at the discretion of our board of directors. One share of Class A cumulative preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. If our board determines, qualified retains issued prior to fiscal 1996 may be redeemed for shares of our Class A cumulative preferred stock, unless the holder specifically requests non-cumulative preferred stock.

     Redemption of non-qualified retains. It is the present intention of our board of directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Class A cumulative preferred stock, approximately five years after their issuance.

     Adjustment of amount of non-qualified retains. It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event that could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to our members in a prior year, our board of directors may, in its discretion, reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

     Transferability of retains; absence of market. Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there are several broker-dealers making a market in our qualified retains, there can be no assurance that any such market will be established. Historically, sales of qualified retains have been at prices substantially less than their face amount. If a market for our qualified retains is established, the increased leverage of Pro-Fac as a result of the acquisitions in fiscal 1999, and the limits on our ability to repurchase our preferred stock pursuant to Agrilink's new credit facility and the indenture covering its new notes, are likely to decrease the prices at which our qualified retains are traded.

     Rights to dividends and on liquidation. All retains are junior and subordinate to our indebtedness. In the event of our liquidation, holders of our retains would rank senior to our preferred stock, our common stock and or special membership interests. No dividends are payable on our retains.

Restrictions on dividends and other distributions to members and investors

     As guarantors of Agrilink's indebtedness we are limited as to the aggregate dollar amounts we can pay or distribute in the form of dividends or other distributions for the purchase or redemption of shares of our common stock and preferred stock each fiscal year. Further, because Agrilink and its lenders are the principal sources of cash used by us to pay dividends, the restrictions on payments from Agrilink to us under its new credit facility may also limit our ability to pay dividends on our common and preferred stock.

Certificates for securities

     Except with respect to our Class A cumulative preferred stock, we ordinarily do not issue certificates representing shares of either our common or preferred stock or our members' interests in retains, except upon specific request. In lieu of certificates, we distribute to our members and our non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in our securities by type of security, number of shares, or dollar amount, and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to us.

                                     EXPERTS

     The consolidated financial statements of Pro-Fac incorporated by reference into this prospectus from Pro-Fac's Annual Report on Form 10-K/A-1 for the year ended June 26, 1999, have been incorporated in reliance upon the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth expenses in connection with the issuance and distribution of the Class B common stock and special membership interests being registered. All amounts except the registration fee payable to the Securities and Exchange Commission are estimates.

         SEC Registration Fee                                    $ 6,394.00
         Legal Fees and Expenses                                 $10,000.00
         Accountants Fees and Expenses                           $ 3,500.00
         Printing and Engraving Fees                             $ 3,000.00
         Blue Sky Fees and Expenses                              $ 5,000.00
         Transfer Agent and Registration Fee and Expenses        $     None
         Miscellaneous                                           $ 1,000.00

             Total                                               $28,894.00

Item 15. Indemnification of Directors and Officers.

Pro-Fac Cooperative

     Pro-Fac is a New York cooperative corporation. Sections 721 through 726 of the New York Business Corporation Law permit the registrant to indemnify its officers and directors against liabilities. Under Section 722 of the New York Business Corporation Law, the registrant may indemnify any person made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the registrant or serves or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the registrant against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal thereon, if such director or officer acted in good faith for a purpose which he reasonably believed to be in, or, under certain circumstances, not opposed to, the best interests of the registrant.

     Section 726 of the New York Business Corporation Law allows the registrant to purchase and maintain insurance to indemnify (i) the registrant for any obligation which it incurs as a result of the indemnification of directors and officers, (ii) directors and officers in instances in which they may be indemnified by the registrant, and (iii) directors and officers in instances in which they may not otherwise be indemnified by the registrant provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance of the State of New York, for a retention amount and for co-insurance. Notwithstanding the foregoing, no such insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer (i) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (ii) in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York.

     The foregoing statements are subject to the detailed provisions of Sections 721 through 726 of the New York Business Corporation Law, Pro-Fac's By-laws and its Restated Certificate of Incorporation, as applicable.

Liability Insurance

     Pro-Fac maintains a directors and officers liability insurance and corporation reimbursement policy, in such amount as it deems reasonable, against certain liabilities that may be asserted against, or incurred by, the directors and officers of each registrant in their capacities as directors or officers of such registrant, including liabilities under Federal and state securities laws.

Item 16. Exhibits.

(a) Exhibits:

3.1(8)    --    Restated Certificate of Incorporation for Pro-Fac Cooperative, Inc.

3.2(8)    --    Pro-Fac Cooperative, Inc. Bylaws.

4.1       --    Subscription Agreement for Shares of Class B Common Stock and Special Membership Interests.

4.2(7)    --    Indenture, dated as of November 18, 1998, between Agrilink Foods, Inc., the Guarantors named therein and IBJ

                Schroder Bank & Trust Company, Inc., as Trustee.
4.3(7)    --    Form of 11 7/8 percent Senior Subordinated Notes due 2008 (included as Exhibit B to Exhibit 4.2).

4.4(2)    --    Indenture, dated as of November 3, 1994 (the "Indenture"), among PFAC, Pro-Fac and IBJ Schroder Bank & Trust
                Cooperative   ("IBJ"),   as  Trustee,  as  amended  by  first Supplemental  Indenture,  dated as of November 3,
                1994,  each with respect to Agrilink's 12.25 percent Senior  Subordinated Notes due 2005.

5.1       --    Opinion of Harris Beach & Wilcox LLP

8.1       --    Opinion of Harris Beach & Wilcox LLP - Tax Matters

10.1(2)   --    Marketing and Facilitation Agreement, dated as of November 3, 1994, between Pro-Fac and Agrilink.

10.2(2)   --    Management Incentive Plan, as amended.

10.3(2)   --    Supplemental Executive Retirement Plan, as amended.

10.4(2)   --    Master Salaried Retirement Plan, as amended.

10.5(2)   --    Non-Qualified Profit Sharing Plan, as amended

10.6(2)   --    Excess Benefit Retirement Plan.

10.7(9)   --    Salary Continuation Agreement - Dennis M. Mullen.

10.8(1)   --    Second Amendment to Non-Qualified Profit Sharing Plan.

10.9(3)   --    Equity Value Plan Adopted on June 24, 1996.

10.10(4)  --    OnSite Services Agreement with Systems & Computer Technology.

10.11(4)  --    Raw Product Supply Agreement with Seneca Foods Corporation.

10.12(4)  --    Reciprocal Co-Pack Agreement with Seneca Foods Corporation.

10.13(5)  --    Second Supplemental Indenture dated November 10, 1997.

10.14(9)  --    Third Supplemental Indenture dated September 24, 1998.

10.15(6) --     Credit  Agreement  among  Agrilink  Foods,  Inc.,  Pro-Fac Cooperative, Inc., and Harris Trust and Savings Bank,
                and Bank of Montreal, Chicago Branch, and the Lenders from time to time party thereto, dated September 23, 1998.

10.16(6)  --    Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998.

10.17(8)  --    Service Agreement among Agrilink Foods, Inc., and PF Acquisition II, Inc., dated as of February 22, 1999.

10.18(8)  --    Amendment to Marketing and Facilitation Agreement between Agrilink Foods, Inc. and Pro-Fac dated September 23, 1998.

10.19(8)  --    Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac and PF Acquisition II, Inc.

10.20(8)  --    Credit Agreement among PF Acquisition II, Inc. and CoBank as administrative agent for the lenders thereunder, dated
                February 22, 1999.

10.21(8)  --    Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, dated February 22, 1999.

10.22(8) --     Asset Purchase Agreement between PF Acquisition II, Inc., Pro-Fac Cooperative, Inc. and Agripac, Inc., Debtor and
                Debtor-In-Possession dated February 12, 1999.

23.1     --     Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc.

23.2     --     Consent of Counsel (included in Exhibit 5.1).

24.1     --     Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).



(1)      Incorporated by reference from Registration Statement No. 33-60273.
(2)      Incorporated by reference from Registration Statement No. 33-56517, as amended.
(3)      Incorporated by reference from Registrant's 1996 Annual Report on Form 10-K.
(4)      Incorporated by reference from Registrant's 1997 Annual Report on Form 10-K.
(5)      Incorporated by reference from Registrant's Fiscal 1998 Annual Report on Form 10-K.
(6)      Incorporated by reference from Registrant's Fiscal 1999 First Quarter Report on Form 10-Q.
(7)      Incorporated by reference from Registration Statement No. 333-70143, as amended.
(8)      Incorporated by reference from Registrant's Fiscal 1999 Third Quarter Report on Form 10-Q.
(9)      Incorporated by reference from Registrant's 1999 Annual Report on Form 10-K.

Item 17. Undertakings.

(a)  The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To  reflect  in the  prospectus  any  facts  or  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     4. If a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph a(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements in Form F-3, a post effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporate by reference in the form F-3.

(b) Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is inserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on November 16, 1999.

                            PRO-FAC COOPERATIVE, INC.

                      By:
                                 /s/ Earl L. Powers
                               Name: Earl L. Powers
                               Title: Vice President, Finance and
                                      Assistant Treasurer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stephen R. Wright and Earl L. Powers and each of them, with full power to act alone, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         Signature                      Title                       Date

                                President and Director        November 16, 1999
  /s/ Bruce R. Fox
     (Bruce R. Fox)

                                Treasurer and Director        November 16, 1999
  /s/ Steven D. Koinzan
     (Steven D. Koinzan)

                                Vice President, Finance and   November 16, 1999
  /s/ Earl L. Powers            Assistant Treasurer
     (Earl L. Powers)


                                Assistant Treasurer and
  /s/ Stephen R. Wright         General Manager               November 16, 1999
     (Stephen R. Wright)       (Principal Executive Officer)


  /s/ Dale W. Burmeister        Director                      November 16, 1999
     (Dale W. Burmeister)


  /s/ Robert V. Call, Jr.       Director                      November 16, 1999
     (Robert V. Call, Jr.)

         Signature                    Title                         Date


  /s/ Glen Lee Chase            Director                      November 16, 1999
     (Glen Lee Chase)

  /s/ Tom R. Croner             Secretary and Director        November 16, 1999
     (Tom R. Croner)

  /s/ Kenneth M. Dahlstedt      Director                      November 16, 1999
     (Kenneth M. Dahlstedt)

  /s/ Robert A. DeBadts         Director                      November 16, 1999
     (Robert A. DeBadts)

  /s/ Kenneth A. Mattingly      Director                      November 16, 1999
     (Kenneth A. Mattingly)

  /s/ Allan W. Overhiser        Director                      November 16, 1999
     (Allan W. Overhiser)

  /s/ Paul E. Roe               Director                      November 16, 1999
     (Paul E. Roe)

  /s/ Darell Sarff              Director                      November 16, 1999
     (Darell Sarff)

                                 EXHIBIT INDEX

Exhibit
                         Number Description of Exhibit


(a)  Exhibits:


3.1(8)    --   Restated Certificate of Incorporation for Pro-Fac Cooperative, Inc.

3.2(8)    --   Pro-Fac Cooperative, Inc. Bylaws.

4.1       --   Subscription Agreement for Shares of Class B Common Stock and Special Membership Interests.

4.2(7)    --   Indenture, dated as of November 18, 1998, between Agrilink Foods, Inc., the Guarantors named therein and IBJ
               Schroder Bank & Trust Company, Inc., as Trustee.

4.3(7)    --   Form of 11 7/8 percent Senior Subordinated Notes due 2008 (included as Exhibit B to Exhibit 4.2).

4.4(2)    --   Indenture, dated as of November 3, 1994 (the "Indenture"), among PFAC, Pro-Fac and IBJ Schroder Bank & Trust
               Cooperative   ("IBJ"),   as  Trustee,  as  amended  by  first Supplemental  Indenture,  dated as of November 3,
               1994,  each with respect to Agrilink 12.25 percent Senior Subordinated Notes due 2005.

5.1       --   Opinion of Harris Beach & Wilcox LLP

8.1       --   Opinion of Harris Beach & Wilcox LLP - Tax Matters

10.1(2)   --   Marketing and Facilitation Agreement, dated as of November 3, 1994, between Pro-Fac and Agrilink.

10.2(2)   --   Management Incentive Plan, as amended.

10.3(2)   --   Supplemental Executive Retirement Plan, as amended.

10.4(2)   --   Master Salaried Retirement Plan, as amended.

10.5(2)   --   Non-Qualified Profit Sharing Plan, as amended.

10.6(2)   --   Excess Benefit Retirement Plan.

10.7(9)   --   Salary Continuation Agreement - Dennis M. Mullen.

10.8(1)   --   Second Amendment to Non-Qualified Profit Sharing Plan.

10.9(3)   --   Equity Value Plan Adopted on June 24, 1996.

10.10(4)  --   OnSite Services Agreement with Systems & Computer Technology.

10.11(4)  --   Raw Product Supply Agreement with Seneca Foods Corporation.

10.12(4)  --   Reciprocal Co-Pack Agreement with Seneca Foods Corporation.

10.13(5)  --   Second Supplemental Indenture dated November 10, 1997.

10.14(9)  --   Third Supplemental Indenture dated September 24, 1998.

10.15(6)  --   Credit  Agreement  among  Agrilink  Foods,  Inc.,  Pro-Fac Cooperative,  Inc., and Harris Trust and Savings Bank,
               and Bank of Montreal, Chicago Branch, and the Lenders from time to time party thereto, dated September 23, 1998.

10.16(6)  --   Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998.

10.17(8)  --   Service Agreement among Agrilink Foods, Inc., and PF Acquisition II, Inc., dated as of February 22, 1999.

10.18(8)  --   Amendment to Marketing and Facilitation Agreement between Agrilink Foods, Inc. and Pro-Fac dated September 23, 1998.

10.19(8)  --   Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac and PF Acquisition II, Inc.

10.20(8)  --   Credit Agreement among PF Acquisition II, Inc. and CoBank as administrative agent for the lenders thereunder, dated
               February 22, 1999.
10.21(8) --    Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, dated February 22, 1999.

10.22(8) --    Asset Purchase Agreement between PF Acquisition II, Inc., Pro-Fac Cooperative, Inc. and Agripac, Inc., Debtor and
               Debtor-In-Possession dated February 12, 1999.

23.1     --    Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc.

23.2     --    Consent of Counsel (included in Exhibit 5.1).

24.1     --    Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).



(1)      Incorporated by reference from Registration Statement No. 33-60273.
(2)      Incorporated by reference from Registration Statement No. 33-56517, as amended.
(3)      Incorporated by reference from Registrant's 1996 Annual Report on Form 10-K.
(4)      Incorporated by reference from Registrant's 1997 Annual Report on Form 10-K.
(5)      Incorporated by reference from Registrant's Fiscal 1998 Annual Report on Form 10-K.
(6)      Incorporated by reference from Registrant's Fiscal 1999 First Quarter Report on Form 10-Q.
(7)      Incorporated by reference from Registration Statement No. 333-70143, as amended.
(8)      Incorporated by reference from Registrant's Fiscal 1999 Third Quarter Report on Form 10-Q.
(9)      Incorporated by reference from Registrant's 1999 Annual Report on Form 10-K.